

June 19, 2005

Submitted as Telefacsimile Transmittal to (202) 772-9220

This fax contains 48 pages in total including this one

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-0405

RE: 10KSB revisions in response to SEC comments

Dear Mr. Schwall:

Herewith are proposed revisions to Little Squaw's 2004 10KSB made in response to your comments received on May 26, 2005. The proposed revised document (less the financial statements sections) is the first 22 pages. It is followed by 2 pages of a signed Qualifying Statement by Br. Barker, the Company's geologic consultant, with consent to use his name and work for such purposes as may be needed by Little Squaw. The next 23 pages is the mark-up of the original document. The deletions show strikethrough of text, and additions are in red. I suspect the added text in red will come out as a lighter print on your fax. Let me know if you need in a different format.

Substantial revisions to the document have been made in our best effort to completely address your comments. A new figure (# 4) has been added at your suggestion to enhance clarity. The original Table of prospects accompanying Figure 3 had to be scrapped and replaced with a completely revised Table.

We look to any further comments you may have.

Once your final comments are satisfactorily addressed, we will reformat and re-file an edgarized 2004 10KSB with the SEC

Thank you,

Richard R. Walters
President

Cc: Jim Duff

3412 S. Lincoln Dr. • Spokane, WA 99224
Office: 509-624-5831 • Cell: 509-990-6008 • Fax: 509-624-2878
R.R.Walt@att.net • www.littlesquawgold.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Little Squaw Gold Mining Company
(Exact Name of Registrant as specified in its charter)

ALASKA	001-06412	91-0742812
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification Number)

3412 S. Lincoln Dr., Spokane, Washington	99203-1650
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 624-5831**

Securities Registered pursuant to Section 12 (g) of the Act: **Common stock, Par Value $0.10**
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.   Yes [X]   No [ ]

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State issuer's revenues for its most recent fiscal year: $0.00

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. Based upon the average bid price at February 1, 2005 ($0.42) the aggregate market value was $5,837,351.

State the number of shares outstanding of each of the issuer's classes of common equity: as of February 1, 2005 15,384,117 shares of common stock

DOCUMENTS INCORPORATED BY REFERENCE: None

Transitional Small Business Disclosure Format (check one): Yes[ ]   No [X]

SEC 2337 (12-03)   **Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Little Squaw Gold Mining Company ("Company"), is engaged in the business of acquiring, exploring, and developing mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. The Company was incorporated under the laws of the State of Alaska on March 26, 1959. The Company's executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203.

At this time the Company's only exploration property is the Chandalar property in Alaska. The Chandalar property is located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar Mining District. The center of the district is approximately 70 miles north of the Arctic Circle. (Figure 1) The Company is the owner in fee of 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one millsite. The Company controls an additional 8,127 acres of unpatented State of Alaska mining claims consisting of 81 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 8,553 acres, and are being maintained by the Company specifically for the possible development of placer and lode gold deposits. The Company does not intend to conduct mining operations on its own account at this time. Rather the Company plans to create value by undertaking cost efficient and effective exploration to upgrade the value of its properties and then joint venture or sell properties to qualified major mining companies. The Company will maintain its focus only on projects that are primarily gold deposits.

The Company is an exploration stage company, and as has not yet developed any ore reserves or mineralized material on any mining property it owns or controls that complies with the definition of ore reserves under SEC Industry Guide 7. Although there is a history of past lode and placer production on the Company's Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be developed on an individual prospect at Chandalar is slight. A great deal of further work is required on the Company's properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven through the exploration and development efforts by the Company at Chandalar, and there can be no assurance that funds expended on Company's properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

However on a general basis, the Company's management believes the Chandalar property is of better quality than most exploration stage properties of comparable junior mining companies who are its industry competitors. Management thinks the discovery risk of a viable gold deposit is lower on the Chandalar property as compared to the industry's normal early stage exploration properties because of its past production history, the abundance of high grade gold occurrences in outcrops of veins and in old mines, prospects and drill holes all combined with the fact that the Chandalar property has not yet been subjected to applications of modern exploration technologies. Additionally, recent analyses by the Company's geologic consultants have ascertained the nature of the mineralized quartz veins to be of mesothermal character, which is understood within the mining exploration industry to mean that the mineralizing system should have great vertical extent within the bedrock.

The Company's initial focus is on exploration and development of its Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are entirely feasible should an exploitable deposit of

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gold be proven through seasonal exploration and development. To the extent funds are available in 2005 and 2006 the Company's intends to:

- Explore the Chandalar property and acquire additional gold exploration properties of merit.
- Complete the seasonal exploration program on the Chandalar property that was recommended by the Company's geologic consultant, focusing on drilling and further exploring the high-grade gold-quartz vein targets that have been identified to date and their associated low-grade aureoles. Exploration of the potentially significant placer deposits at Chandalar will be a secondary priority. The Company intends to raise and use its own equity capital for this exploration.
- Acquire additional gold exploration properties in Alaska and elsewhere in the Americas that will allow the Company to conduct field operations year round.
- Support state and federal industrial development projects that could bring power and a road into Chandalar.


CHANDALAR DISTRICT MINES
CHANDALAR, ALASKA
Scale in Miles
North Fork Chandalar River
Lake Cr.
Squaw Lake
Little Squaw Lake
Big Squaw Cr.
Little Squaw Creek
MELLO BENCH
ENEVELDE
LITTLE SQUAW
Boulder Cr.
SUMMIT
STAR
MIKADO
BIG CREEK
Chandalar Lake
Tobin Pass

FIGURE 1. Location of the Chandalar Mining District showing principal mines and prospects.

The Company's principal asset is its ownership of the Chandalar property, which controls most of a historic mining district known as the Chandalar mining district. It consists of contiguous patented federal mining claims and unpatented State of Alaska mining claims totaling 9,830 acres (15.4 square miles) (Figure 2). The patented ground holds the most important of the presently known gold-bearing structures. The Chandalar property is currently at the exploration stage. The Chandalar district has a history of prior production, but there is no current production, except for some small-scale placer operations by an independent miner, Mr. Delbert Ackels, on inlier claims.

During 2004 the Company contracted the services of an independent geological consulting company, Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska to review and analyze previous work done on Chandalar. The report was commissioned in February and completed in May, and is titled "Gold Deposits of the Chandalar Mining District,

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Northern Alaska: An information Review and Recommendations". This technical review is available on the Company's Web site at www.littlesquawgold.com under the Technical Reports menu. Pacific Rim concluded that the gold mineralization at Chandalar is mesothermal (formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids), and largely because of that the property is believed to have multi- million ounce gold discovery potential. Pacific Rim recommended an initial exploration program to better assess the gold lodes and the placer gold deposits at a cost of about $1.4 million. The Company is currently seeking sources of financing to conduct such exploration; however, there can be no assurance that the Company will be successful in its efforts to raise the financing for this exploration.

A preliminary field program to follow up on and scope the work recommended by Pacific Rim was completed in two phases during the 2004 summer field season by James C. Barker, a certified professional geologist licensed to practice in Alaska and under contract to the Company. Mr. Barker was one of the two co-authors of the Pacific Rim report. The 2004 field work and subsequent data analyses and reporting was completed at a cost of about $77,000.

Exploration during the 2004 summer field season identified six new gold-bearing veins, bringing the total number of known gold-bearing veins and vein swarms on the Chandalar property to more than 30. The results of the summer field exploration program were reported in the Company's press release dated November 15, 2004, which was filed with the U.S. Securities and Exchange Commission ("SEC") as an attachment to a Form 8-K report dated November 18, 2004. Additionally, a detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004". This report is also available on the Company's website.



FIGURE 2. The Company's mining claims in the Chandalar Mining District.

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History

Gold was discovered in the Chandalar district in 1905, and over the years various operators have produced about 85,000 ounces of gold mainly from placer deposits, but also from high-grade gold-quartz veins. The Company was incorporated in 1959 for the purpose of acquiring the gold mining properties of the Chandalar Mining District. Operations of the Company during the 1960's resulted in the development of a mining camp, a mill, several airstrips, and development of a small amount of ore reserves in underground workings.

In 1972 and 1976, all of the lode mining claims in the Chandalar District were acquired by the Company except for seven 40-acre unpatented state claims. In 1978, the Company acquired all of the placer mining claims in the Chandalar District. During 2003, the Company purchased the seven 40-acre unpatented state mining claims in exchange for 350,000 shares of the Company's common stock. In September of 2003 the Company staked 55 state unpatented mining claims, and in 2004 the Company staked 8 additional unpatented state mining claims, thereby increasing the total size of the Company's Chandalar property to 9,830 acres (15.4 square miles).

During the 1970's and early 1980's the lode and placer properties were leased to various parties for exploration and development and gold production. The quartz lodes were last worked from 1979 to 1983, when 9,039 ounces of gold were recovered from the milling of 11,819 tons averaging 1.02 ounces of gold per ton (oz/t Au). The material was extracted from surface and underground workings on three of four mineralized quartz structures lying mostly on the patented federal mining claims owned by the Company. Recorded placer gold production of the Chandalar District is 76,270 ounces of 845 fine gold. The Company's lessees produced 15,735.5 ounces of that total amount of placer gold between 1979 and 1999. The unpatented claims are located on property that was formerly all owned by the Federal Government; however, as of 1991, title to all of the properties had been transferred to the State of Alaska.

In November of 1989 and May of 1990 the Company entered into a ten year mining lease with Gold Dust Mines, Inc. for all placer mining interests of Company located on the Big Creek, St. Mary's Creek, Little Squaw Creek, Big Squaw Creek, and Tobin Creek. The lease provided for annual advance rentals of $7,500 per creek drainage mined plus an 8 percent royalty from placer gold production. During 1998 and 1999, Gold Dust's placer mining lease was limited to Big Creek. There was no mining conducted in 2000, 2001, 2002 or 2003. Since 1999, however, Gold Dust failed to pay the $7,500 annual lease fee on the creek drainage it mined and failed to make the annual rental payments on the state mining claims it was mining on, as required by the mining lease, in all a sum of $32,380. A portion of the 1999 production royalties owed to the Company in the amount of eleven ounces of gold nuggets was also not paid. In February 2000, the owners of Gold Dust, Mr. & Mrs. Delbert Ackels (guarantors of Gold Dust's obligations to the Company) declared a Chapter 7 bankruptcy, which the court discharged in May of 2000. The Company's mining lease with Gold Dust was the sole asset of Gold Dust.

During the spring of 1990, Gold Dust Mines, Inc. (the lessee) transported about $2.6 million in capital equipment to the Company's Chandalar mining claims over the winter haul road from Coldfoot, located on the Alaska pipeline highway. This machinery included a large gravity-type alluvial mineral treatment plant (an IHC-Holland wash plant) together with a Bucyrus-Erie dragline, two big Caterpillar tractors, front end loaders, a churn drill and other large pieces of placer gold mining equipment. During the last part of the 1993 season, Gold Dust Mines moved its placer operations to the Big Creek and St. Mary's Creek drainages. In 1994, placer mining operations were concentrated on the St. Mary's Creek drainage. During 1995, placer mining operations were conducted on the St. Mary's Creek and Big Creek Drainages. During 1996, a lease amendment was entered into between Company, as lessor, and Gold Dust Mines, as lessee, wherein Little Squaw Creek, Big Squaw Creek and Tobin Creek drainages were excluded from the lease. During 1996 to 1999, these placer mining operations were conducted only on the St. Mary's Creek and Big Creek drainages.

During 1988, a consulting mining engineer was hired to compile historical information on the entire placer and lode district. His comprehensive report was completed in January 1990, and is available for review by interested mining companies. A few conclusions from his report are referred to in the section "Description of Property." The long term potential for the district lies in the development of the gold quartz lodes that will initially require a substantial drilling exploration commitment.

In the late summer of 1997, a placer mining lease was executed by the Company with Day Creek Mining Company, Inc., an Alaskan corporation. The lease included the placer mining claims only for the Tobin Creek, Big Squaw Creek

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and Little Squaw Creek drainages. It did not include the Big Creek and St. Mary's Creek drainages. The lessee was to have performed minimum exploratory drilling during each year of the lease. Only a minimum amount of drilling was performed the first year, with some good results down stream from the Mello Bench on Little Squaw Creek. Due to lack of financing, the lessee could not comply with the drilling requirements in 1998, and the lease was terminated by lessor giving a declaration of forfeiture to the lessees in February of 1999. Lessee has not contested the declaration of forfeiture.

The Company allowed some of its state mining claims on Big Creek and Little Squaw Creek to lapse in 2000 for lack of funds to pay the State of Alaska annual rental fees required to maintain them. The individual who had owned Gold Dust Mines, Inc. (Mr. Ackels) continued to do the annual assessment work on the remaining claims on behalf of the Company through the year 2002. In July of 2003, Mr. Ackels located state mining claims on his own behalf in the areas previously vacated by the Company. Mr. Ackels' claims are now inliers to the Company's mining claim block, and he conducts seasonal placer mining operations on those claims.

The Company did not accomplish any physical work on its Chandalar property during 2003 other than the location of additional state mining claims. All of the Company's state mining claims were maintained in good standing by carrying forward and applying to the 2003/2004 annual state mandated assessment work requirements the value in excess of the minimum annual labor requirements built up from previous years. Dollar value in excess of the required annual amount can be carried forward as a credit for up to four years.

During 2004 the Company staked additional claims at Chandalar and completed a two phase summer field program, which was conducted by a certified professional geologist who is an independent consultant and licensed to practice in the State of Alaska. The objective of the field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found as described in Item 2 of this report.

Total recorded production from the Chandalar district is about 85,000 oz gold, although actual historic production was probably much greater than the recorded production. Recorded lode gold production from high-grade gold-quartz vein-shear zone deposits is 7,692 oz from the Mikado and Little Squaw Mines combined, and 1,347 oz from the Summit Mine. A total of 75,636 ounces of gold have came from placer deposits in the Chandalar district. Most of the placer production was derived from the Big Creek and Little Squaw Creek drainages, with some additional production from the Tobin Creek drainage.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to acquire, explore and develop mineral properties.

Employees

The Company had no employees during the year ending December 31, 2004. Two part-time consultants provided management services for the Company under contracts that expire on September 30, 2005 and October 31, 2005.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

Environmental Risks

Minerals exploration and mining are subject to potential risks and liabilities associated with pollution of the

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environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the remediation of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

The Chandalar property contains an inactive mill site with mill tailings impoundments, last used in 1983. A December 19, 1990 letter from the Alaska Department of Environmental Conservation ("Alaska D.E.C.") to the Division of Mining of the Department of Natural Resources ("Alaska D.N.R.") states: "Our samples indicate the tailings impoundments meet Alaska D.E.C. standards requirements and are acceptable for abandonment and reclamation." The Alaska DNR conveyed acknowledgement of receipt of this report to the Company in a letter dated December 24, 1990. The Company subsequently reclaimed the tailings impoundments, and expects that no further remedial action will be required. Concerning a related matter, the Alaska D.E.C. has identified a small area of low-level mercury contamination in a graveled staging area next to the mill. The Company has accrued a $50,000 expense liability to execute a remediation plan proposed by the Company and approved by the Alaska D.E.C. (See note 6 to the Financial Statements, page 38). Other than this minor mercury contamination, the company knows of no matters of concern to the Alaska D.E.C. regarding the company's and its predecessors' exploration and production activities on the properties.

Title to Properties

The Company's only mining property (Chandalar) lies on Alaska State deeded land, except for the patented mining claims owned by the Company. The major portion of the property consists of State of Alaska mining claims. The validity of unpatented state mining claims is often uncertain, and such validity is subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, which are real property interests that are owned in fee simple. An important part of the Company's property is patented federal mining claims held in fee simple.

The State of Alaska requires locators and holders of unpatented state mining claims to complete annual assessment work and to pay an annual cash rental on the claims in order to keep the claimant's title to the mining rights in good standing. The Company is not in default of any annual assessment work filing or annual claim rental payment.

State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more.

The Company's management has done a title chain search of its patented federal mining claims. It believes it is the owner of the private property, and that the property is free and clear of liens and other third party claims except for a 2% mineral production royalty held by former management.

The Company has attempted to acquire and maintain satisfactory title to its undeveloped Chandalar mining property, but the Company does not normally obtain title opinions on its properties in the ordinary course of business, with the attendant risk that title to some or all segments the Company's properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

Alaska Taxes Pertaining to Mining

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering one of the most favorable environments for new mines development in the United States. The mining taxation regime in Alaska has been stable for many years. There is discussion of taxation issues in the legislature but no changes have been proposed that would significantly alter the current state mining taxation structure. Although management has no reason to believe that new mining taxation laws which could adversely impact the Company's Chandalar property will materialize, such event could and may happen in the future.

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<u>Opinion of Independent Public Accountant</u>

The Company's financial statements for the years ended December 31, 2004 and 2003, were audited by the Company's independent certified public accountants, whose reports include an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company has suffered recurring net operating losses that raise substantial doubt about the Company's ability to continue as a going concern (See note 1 to the "Financial Statements", page 29).

ITEM 2. DESCRIPTION OF PROPERTIES

Chandalar Property

<u>Location and Access</u>

The Chandalar Mining District lies north of the Arctic Circle at a latitude of about 67°30'. The district is about 190 air miles north of Fairbanks and 48 air miles east-northeast of Coldfoot, an important service center on the Dalton Highway. The Dalton Highway, which parallels the Trans Alaska Pipeline, is a major highway link to the Prudhoe Bay oil fields on Alaska's North Slope (Figure 1).

Access to Chandalar is either by aircraft from Fairbanks, or overland during the winter season via a 55-mile-long trail from Coldfoot to Chandalar Lake and then by unimproved road to Tobin Creek on the Company's property. Multi-engine cargo aircraft can land at the state maintained 4,700 foot airfield at Chandalar Lake or at the Company's Squaw Lake airstrip.

The Chandalar district is situated in the foothill terrain on the south flank of the Brooks Range where elevations range from 1,900 feet in the lower valleys to just over 5,000 feet on the surrounding mountain peaks. The region has undergone glaciation due to multiple ice advances originating from the north and while no glacial ice remains, the surficial land features of the area reflect abundant evidence of past glaciation. The district is characterized by deeply incised creek valleys that are actively down-cutting the terrain. The steep hill slopes are shingled with frost-fractured slabby slide rock, which is the product of arctic climate mass wasting and erosion. Consequently, bedrock exposure is mostly limited to ridge crests and a few locations in creek bottoms. Vegetation is limited to the peripheral areas at lower elevations where there are relatively continuous spruce forests in the larger river valleys. The higher elevations are characterized by artic tundra.

Snow melt generally occurs toward the end of May followed by an intensive, though short, 90-day growing season with 24 hours of daylight and daytime temperatures that range from 60-80° Fahrenheit. Freezing temperatures return in late August and freeze-up typically occurs by early October. Winter temperatures, particularly in the lower elevations, can drop to -50° F or colder for extended periods. Annual precipitation is 15-20 inches, coming mostly in late summer as rain and as snow during the first half of the winter. Winter snow accumulations are modest. The area is essentially an arctic desert.

<u>Mining Claims</u>

At Chandalar, the Company currently owns in fee twenty-one 20-acre patented federal lode claims, one 15-acre patented federal placer claim, and one 5-acre patented federal mill site. In addition, the Company holds twenty-six 40-acre unpatented State of Alaska claims lying largely within sixty-three 160 acre unpatented state claims. The mining claims were located to cover most known gold bearing zones within an area approximately five miles by five miles. The total land position amounts to 9,830 acres (15.4 square miles) consisting of 426.5 acres of patented claims and 9,353.5 acres of unpatented claims. The claims are contiguous and form a single block that comprises the Company's only mining property at this time (Figure 2).

Holders of State of Alaska unpatented mining claims are required to complete a minimum amount of annual labor on each claim and to additionally pay an annual rental on them. In the case of a claim block or group where the claims are adjacent, the total amount of required annual labor is determined by multiplying the number of claims by the amount required for an individual claim, and the excess value of labor expended on any one or more of the claims can be applied to the labor requirements on the other claims within the block or grouping. The amount of required annual labor work varies with the size and type of mining claim and the amount of annual rental payable varies with the size,

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type and age of the claim. Labor expenses in excess of the annual requirement can be carried forward as a credit for up to four years. However in the case of the Company's Chandalar property, any excess value credit must be carried forward separately for each type of state claim. Also, the holder of a state mining claim may make a cash payment to the state equal to the value of labor required in lieu of doing the assessment work.

The annual labor requirement for the Company's Chandalar holdings is $100 per 40-acre claim and $400 per 160-acre claim. The combined annual labor requirement for the Company's claims is $27,800. In the 2003/2004 assessment year, which ended on August 31, 2004, the Company spent $46,970 on work that qualifies for annual labor requirements. The company currently carries a combined excess value credit for the two types of claims of $54,595, with $14,400 expiring on September 1, 2005, $18,425 expiring on September 1, 2006, and $5,073 expiring on September 1, 2008. Subsequent to September 1, 2004, the Company expended an additional $32,062 on the property to the benefit of the 2004/2005 annual assessment work requirement, thereby, when recorded prior to September 1, 2005, fulfilling the Company's annual labor requirements on its Chandalar mining claims through August 31, 2006.

The annual rental fee for the Company's unpatented state mining claims is $130 for the 40-acre claims and $100 for the 160-acre claims. The total annual rental obligation for the Chandalar property is currently $9,680, and the rental fees are fully paid through November 30, 2005.

The total current annual combined holding fees for the Company's Chandalar property is $37,480. The Company's private property (patented mining claims) does not lie within any borough and is not subject to any property tax levies.

The former management of the Company holds a mineral production royalty reservation on portions of the Chandalar property. It is a 2% royalty defined as a gross product royalty on placer gold mining and as a net smelter return on lode mining production. All of the patented federal mining claims are subject to this royalty as are 19 of the 89 unpatented state mining claims. The royalty is applicable to about 1,185 acres of the 9,830 acre property. The Company has an option agreement to purchase the royalty for a one time cash payment of $250,000. The option terminates on June 23, 2013, if not exercised on or before that date.

Geology and Previous Exploration and Development

Lode gold occurs at Chandalar as high-grade, low-sulfidation quartz veins within large northwest trending shear zones in Paleozoic schists. To date more than 30 gold-bearing quartz veins or swarms of gold-bearing quartz veins have been identified on the property (Figure 3 with Table). The quartz veins are classified as being mesothermal of metamorphic orogenic origin. Mesothermal vein systems commonly have great vertical range, and at Chandalar the vertical extent of the gold mineralization is known to be in excess of 1,500 feet. The gold-bearing quartz veins are typically one to six feet thick, with exceptional thicknesses of up to twelve feet in parts of the Mikado mine. Portions of some of the veins where they display a ribbon appearance are very rich and locally contain "bonanza" grades of gold (i.e. grades greater than 1.0 oz Au per ton). Some of the veins are known to be more than a thousand feet long, and occur intermittently along laterally extensive shear zones; the Mikado shear for example, has been identified over a strike length of six miles. A thick blanket of frozen soil, rock scree and talus and landslides covers an estimated 80% to 90% of the property, largely concealing the gold-quartz veins making exploration and discovery challenging.

The Company's patented lode mining claims contain the most important gold-bearing structures in the district, as far as is now known. Although high-grade gold showings in the Chandalar district have long been recognized in published literature, exploration and development work necessary to establish the extent of mineralization has never been accomplished. The principal evaluation work done in the past on the lode deposits was done on the Mikado, Summit, Little Squaw, and Eneveloe-Bonanza Mines by lessees in the late 1970's early 1980's. Each of these mines has been minimally developed by several hundred feet of underground workings aggregating almost 2,000 feet in all. Limited surface work in the past within the district established the existence of gold-bearing zones on other prospects similar to the veins found at these mines. Sufficient development work has never been accomplished on any of the veins and gold-bearing zones to define the presence of ore reserves that meet SEC criteria.

Drilling of the veins by previous operators is either extremely limited or, in most cases, non-existent. A low-grade gold aureole commonly occurs around the high-grade gold-quartz veins where chloritically altered rocks contain stockworks of quartz veinlets. These aureoles, which extend outwards as much as 100 feet, have never been tested for low-grade bulk tonnage mining potential. The Company has identified numerous targets that may host high-grade

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gold-quartz vein deposits or bulk tonnage deposits, and substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

2004 Field Program

During the 2004 summer field season the Company conducted a two phase reconnaissance surface and underground sampling program on the property. A deep soil sampling technique developed by the Company was employed to identify gold anomalies that may reflect hidden gold-quartz veins. The highlight of the first phase was the re-discovery of the historic Pioneer prospect. The Pioneer quartz vein is partially exposed in some old trenches and prospect pits. The Pioneer prospect, which is associated with a major shear zone at least three miles long, contains very high-grade gold values of unknown extent. A channel sample across the vein assayed 2.30 ounces of gold per ton over a width of 2.5 feet.

During the second phase of the 2004 program two previously unknown prospects containing six gold-quartz veins were discovered. The Table corresponding to Figure 3 contains some summary gold assay information for each of the prospects of the Company's Chandalar property. As exploration progresses, the Company expects to find additional gold-quartz veins and mineralized structures under the extensive soil and landslide debris covering the property.

The 2004 summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. The study was done by BlueMap Geomatics Ltd. located in Vancouver, British Columbia. The gold bearing quartz veins on the property occur within large shear zones or faults that form lineaments, and major structural intersections may be a controlling factor in the emplacement of the gold mineralization. BlueMap Geomatics identified numerous pronounced linears that they interpreted to represent deep-seated faults. This work will be useful in defining sites for follow up exploration.

A summary description of the principal mines and prospects examined during the 2004 summer field season is represented in the Table to Figure 3. The samples described in the paragraphs below and in the prospect descriptions and in Table were collected by the Company unless otherwise indicated. The samples typically consist of five to seven pounds of rock fragments collected on the surface or on the dumps of old workings or from within old prospect pits. Each sample consists of between twelve and twenty rock dollar size fragments. The fragments are primarily of vein quartz or rocks containing quartz veinlets. The samples were assayed by ALS Chemex USA Inc. in Sparks, Nevada using fire assays with a gravimetric finish for gold. (ALS Chemex operates under ISO certification and is a global provider of assays to mineral exploration and mining companies.) The samples are preliminary and strictly of a reconnaissance nature. In many cases the samples were not taken across the full width of the quartz veins, and therefore the samples do not represent a quantitative measurement of the gold content of the veins, nor should they be interpreted to indicate that mineralization is present in a quantity and grade that would represent an economically viable ore deposit. Substantial additional sampling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC standards, and no assurance can be given that any such reserves will eventually be defined. Soil samples taken by the Company and reported below are strictly of a reconnaissance nature. The soil samples were taken by hammering a hollow steel pipe (split set rock bolt) about five feet into the ground. Then material from the last one to two feet inside the pipe was collected and submitted to ALS Chemex for geochemical analysis using atomic adsorption methods. Detailed information on the samples and sampling methods may be found in the technical reports posted on the Company's website.

- **Little Squaw Vein:** This gold-quartz vein is partially explored by trenches and two short tunnels decades old. According to records in the Company's possession, previous operators defined an existing shoot of mineralized material containing approximately 2,000 tons at a grade of 1.55 oz Au/t. A reconnaissance sample taken by the Company from a quartz vein exposed in one of the trenches assayed 5.24 oz Au/t. Channel sampling by the Company in a tunnel below that trench yielded 19.98 oz Au/t over 3.54 feet of true width. This sample run includes a 0.84 foot interval of "ribbon quartz" that assays 89.12 oz Au/t with 15.85 oz Au/t. Another channel sample of this ribbon quartz taken ten feet farther along in the tunnel assayed 5.16 oz Au/t over 0.85 feet. The ribbon quartz derives its appearance from lenticular seams of dark colored iron sulfides and mica minerals within white quartz. The Company has concluded that the previously defined shoot of mineralized material is open to expansion by drilling, and the Company believes that previous operators may have underestimated the gold grade of the shoot.

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- ***Crystal Prospect***: In 1909 four tons of ore were extracted from an 8-foot-deep shaft driven into an 8-foot-wide quartz vein that was processed in a crude mill. Historic records in the Company's possession show that the four tons assayed 47.08 oz Au/t. The location of the Crystal Prospect was uncertain until the Company re-discovered it this year. The old shaft and associated trenches are completely sloughed in, but a set of veins can be traced over a strike length of at least 400 feet. Thick soil cover hampered efforts to find the limits of the veins. The main quartz vein is at least 5-to-6 feet thick, and a channel sample taken by the Company of a 0.67-foot-thick footwall portion of ribbon quartz assayed 3.64 oz Au/t. The Crystal vein appears to be very similar to the Little Squaw vein located along strike projection 1.5 miles away, but a correlation cannot be established because the intervening area is entirely covered. Extensive dozer trenching and soil sampling is planned to define the lateral extensions of these veins.

11



Squaw Lake
Little Squaw Lake
LITTLE SQUAW PLACER MINE & DEPOSIT
Squaw Lake Airstrip
Spring Creek Millsite
McNeil Fork
Creek
Squaw
CHANDALAR EXPLORATION CAMP
LITTLE SQUAW MINE
Little
Big
Crystal Peak
ENEVELOE MINE
Little Squaw Peak
T. 32 N.
T. 31 N.
McLellan Creek
Woodchuck Cr.
TOBIN CREEK PLACER MINE
SUMMIT MINE
Creek
Mill
St Mary's Pass
McLellan Pass
McLellan Peak
Tobin
Tobin Airstrip (washed out)
MIKADO MINE
Big Creek Airstrip
BIG CREEK PLACER MINE
R. 4 W.
R. 3 W.
McLellan
0 2000 4000 6000 8000 10000
FEET
LITTLE SQUAW GOLD MINING COMPANY
LODE PROSPECTS
1 CRYSTAL
2 BIG SQUAW
3 PIONEER
4 PALLASGREN
5 GRUBSTAKE
6 GRUBSTAKE EAST
7 PROSPECTOR EAST
8 INDICATE - TONAPAH
9 CHANDALAR
10 JUPITER
11 BONANZA
12 DRUMLUMMON
13 ST MARY'S
14 STAR GROUP
15 STAR NO. 3
16 SHAMROCK
17 WILDCAT
18 JACKPOT
19 WOODCHUCK
20 LITTLE KISKA
21 PEDRO
22 GRUBSTAKE WEST
23 BIG CREEK BOWL
24 MERCURY
25 ROCK GLACIER
26 BIG TOBIN
27 URANUS
28 McLELLAN
MINES
LODE PROSPECTS
PLACER PROSPECTS
LODE PROSPECT, TRENCHES & PITS
ALL WEATHER MINE ROAD
WINTER TRAIL
2/23/05













FIGURE 3. Mines and prospects of the Chandalar Mining District

MINES AND PROSPECT OF THE COMPANY'S HOLDINGS IN THE CHANDALAR MINING DISTRICT

Map No.	Prospect	Comments Au = Gold; Ag = Silver *(Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on the Company's website: www.littlesquawgold.com)*
1	Crystal	4 to 6 veins are present with gold-bearing ribbon zones according to historic reports in the Company's possession; high grade gold values are confirmed by the Company's 2004 sampling
2	Big Squaw	channel sample across 12-ft. quartz vein with trace gold
3	Pioneer	mineralization hosted in shear zone; two channel samples across different portions of the vein collected by the Company assayed 2.30 oz Au/ton across 2.5 ft. and 0.82 oz Au/ton across 3.0 ft.; vein traced 1,500 feet in 2004 soil samples; there are also two parallel veins but no assays reported
4	Pallasgren	reconnaissance random chip sample by the Company of 30-ft. wide quartz outcrop ran trace gold
5	Grubstake	a 1981 sample from 1.6 ft. vein assayed 0.32 oz Au/ton according to records in the Company's possession
6	Grubstake East	caved adit explored quartz vein with mineralized vein material found the mine dump; sampling by the Company verified the presence of anomalous gold in quartz
8	Indicate-Tonapah	several quartz veins and numerous workings; old unverified assays show strongly anomalous gold values
9	Chandalar	vein parallel to Eneveloe vein; reports in the Company's possession include a 2-foot channel sample from a 6-ft. vein that assayed 2.26 oz Au/ton; a 1.5-ft. channel sample collected by the Company across a 5-ft. vein assayed 1.1 oz Au/ton; .
10	Jupiter	a 10-ft. quartz vein is exposed in road cut with disseminated sulfide minerals, and a second vein discovery was reported in 1981; the Company took a sample across the 10-ft. that assayed 0.11 oz Au/ton
11	Bonanza	three continuous channel samples collected by the Company of a 9-ft. zone of quartz, schist and clay assayed 0.5 ft. at 0.06 oz Au/ton, 3.0-ft. at 0.06 oz Au/ton and 6.0-ft. at 0.10 oz Au/ton
12	Drumlummon	reports in Company's files refer to several veins and gold-bearing quartz; apparently no further work has been done since early 20th century
13	St. Mary's	10-ft. thick vein and fault; reports in Company's possession indicate 0.24 oz Au/ton from an 11-foot vein
14	Star Group	several veins, old unverified assays with one of 1.34 oz Au/ton and 1981 trenching reported trace to 0.74 oz Au/ton; vein can be traced for 4,000 feet
15	Star No. 3	reports in Company's possession include a trench sample of 0.24 oz Au/ton across a 3.5-ft. vein
16	Shamrock	samples collected by the Company indicate anomalous values of gold
17	Wildcat	poorly exposed quartz vein at least 6-ft. thick with no visible mineralization

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Map No.	Prospect	Comments Au = Gold; Ag = Silver *(Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on the Company's website: www.littlesquawgold.com)*
18	Jackpot	a tunnel exposes a 1.5-ft. vein of ribbon quartz; a reconnaissance of vein material collected by the Company on the dump assays 1.97 oz Au/ton
19	Woodchuck	a 3- to 6-ft. vein exposed in shaft; records in the Company's possession indicate highly anomalous gold values
20	Little Kiska	records in the Company's possession indicate presence of gold and antimony
21	Pedro	records in Company's possession indicate presence of gold; a quartz vein can be seen on high slope, but has not yet investigated
22	Grubstake West	reports in Company's possession of old prospect pit with gold mineralization in quartz
23	Big Creek Bowl	numerous boulders of sulfide-quartz vein traced for 800 ft. indicate several mineralized quartz veins
24	Mercury	a 2-ft. vein the Company found on the high ridge west of Big Squaw Creek; possible west extension of the Eneveloe veins that assayed 0.01 oz Au/ton.
25	Rock Glacier	large area of vein and associated rock occurs on a rock glacier that gouges the valley bottom of Little Squaw Creek where a number of quartz veins and shear zones intersect valley bedrock
26	Big Tobin	soil sampling by the Company defines a gold-arsenic anomaly & possible presence of quartz vein
27	Uranus	reports in Company's possession indicate presence of two quartz veins exposed in two prospect pits; the site was relocated by the Company and a reconnaissance sample collected by the Company of vein material in the prospect pits assayed 1.45 oz Au/ton
28	McLellan	old unreported prospect pits found by the Company; 4 to 6 veins present; reconnaissance sampling by the Company of one of the veins in an old trench assays 1.10 oz Au/t.
	Little Squaw Mine	according to records in the Company's possession about 380 tons of development material were produced at a grade of 1.65 oz Au/ton; drill intercepts, including one of 10 ft. at 0.66 oz Au/ton, show deeper underlying untested mineralization
	Mikado Mine	gold occurs within fractured rock and quartz lenses of a shear zone; according to records in the Company's possession past production totaled 10,418 tons at a grade of 0.99 oz Au/ton
	Summit Mine	at least two gold-quartz veins are present; according to records in the Company's possession, 142 tons of development material were produced at a grade of 4.82 oz Au/ton; overall, a total of 1,401 tons at 1.29 oz Au/ton were produced; drill holes cut more veins
	Eneveloe Mine	at least two gold-quartz veins are present; according to records in the Company's possession, a zone of 1.0 oz Au/ton or greater was encountered on both levels, but there is no record of production

15

Map No.	Prospect	Comments Au = Gold; Ag = Silver *(Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on the Company's website: www.littlesquawgold.com)*
	Little Squaw Placer Mine	according to information in the Company's possession reported production from drift mining on Mello Bench is 29,237 oz gold at a grade of 0.96 oz Au/cubic yard; 10.6 oz gold nugget recovered; significant volumes of unmined gold-bearing gravel remain

Values shown in this column include only samples collected by LSGMC in 2004 as channel samples or representative chip samples. Assays performed by ALS Chemex.

- *McLellan Prospect:* This area contains a swarm of 5 previously unreported quartz veins that are poorly exposed, that the Company has traced for a distance of at least 1,000 feet along strike. Ribbon quartz has so far been found associated with two of the veins. The ribbon quartz characteristically weathers recessively because of the effect of decomposing sulfide minerals, and it is typically not exposed without trenching. A reconnaissance sample of this material gathered from the surface by the Company assayed 1.10 oz Au/t. The McLellan Prospect is located about 1,500 feet from the Crystal Prospect, and the Company believes that it may be a faulted offset of the Crystal vein. Follow-up soil sampling and trenching is planned at the McLellan Prospect.

- *Pioneer Prospect:* One of the highlights of the first phase of the 2004 summer program was the re-discovery of the Pioneer prospect. The Pioneer quartz vein, which saw limited development in the early 1900's, is partially exposed in old trenches and prospect pits. The Pioneer prospect contains very high-grade gold values of undetermined extent, but it is associated with a major shear zone that is at least three miles long. A channel sample collected by the Company across the vein assayed 2.30 oz Au/t over a width of 2.5 feet, and another channel sample of a 3-foot-wide quartz vein taken 35 feet along strike from the first channel sample assayed 0.82 oz Au/t. Six anomalous soil samples taken by the Company from a depth of 4 to 5 feet along the soil covered projections of the vein average 0.260 parts per million (ppm) gold and are interpreted to indicate he the possible presence of a buried vein extending outward from both ends of the trench, suggesting a possible vein strike length in excess of 1,500 feet with at least 150 feet of vertical relief exposed. Additional soil sampling and dozer trenching are planned to further define drilling targets at the Pioneer prospect.

- *Prospector East Prospect:* Mineralization detected at this prospect is unusual for the Chandalar district because the prospect is characterized by high silver values relative to gold. It is located on north side of the property in low hills where few other veins have been found, probably because of thick soil cover. Two reconnaissance samples collected by the Company from the dump of an old caved tunnel assayed 23.8 oz Ag/t, 0.08 oz Au/t and 11.7 % Pb, and the other sample assayed 5.5 oz Ag/t, 0.09 oz Au/t and 2.2% Pb. The vein appears to be about 3 feet thick and is exposed in some old prospect pits over a strike length of 400 feet. Highly anomalous values in bismuth, silver and lead, along with the absence of zinc give this prospect a very distinct geochemical signature, which may be indicative of district scale metal zoning. Follow up trenching and soil sampling are planned.

- *Rock Glacier Prospect:* A jumbled mass of ice bound soil, cobbles and boulders exceeding a million tons contains abundant rubble of vein quartz fragments that are highly anomalous in gold. Assays of eleven rock chip reconnaissance samples taken by the Company that were collected randomly of numerous quartz cobbles and boulders average 2.71 ppm gold, and the average geochemical assay of three the soil samples taken by the Company of material binding the slide material is 0.48 ppm gold. The rock glacier originates in a large meadow about a thousand feet up a mountainside (Figure 4). Soil samples taken in this source area show strong gold anomalies indicating buried mineralized quartz veins.. An extensive soil sampling program is planned in this area, and geophysical techniques, such as ground magnetics and induced potential, may be useful to trace the veins below the thick cover.

16

Soil Sample #	Au PPM	As PPM
LINE 10		
1592	0.01	19
1593	0.18	237
1594	0.14	711
1595	0.14	596
1657	0.10	733
1658	0.07	353
1659	0.34	110
1660	0.22	80
1661	0.15	432
1601	0.10	589
1600	0.12	532
1599	0.09	322
1598	0.38	2,370
1597	0.45	2,210
1596	0.12	231

Soil Sample #	Au PPM	As PPM
LINE 14		
1603	0.01	80
1604	0.08	645

FIGURE 4. Sample map with assays of the Rock Glacier prospect on the Chandalar property

Note: The soil sample spacing is 50'. Most of the sample material comes from the soils cores taken at a depth of 2.5' to 5'. The soil sample line appears to have four gold geochemical anomalies on it, possibly representing four sub-soil mineralized quartz veins.

- ***Uranus Prospect:*** A series of previously unreported and closely spaced gold-quartz veins was found high on a ridge opposite the Rock Glacier Prospect. Random chips of decomposed mineralized quartz are strewn in discrete streaks over the ground. An aggregate reconnaissance sample of this material taken by the Company assayed 1.47

oz Au/t. The mineralized zone is of unknown width as there is no exposed bedrock, making this prospect especially intriguing for further exploration.

- **_Big Tobin Prospect:_** Soil sampling has revealed an important set of mineralized shears in the Big Tobin area. They are important because they strike northeast in contrast to all other known mineralized structures, and they trend directly toward the Mikado gold deposit about 1,000 feet away. The projected structural intersection is a target that merits additional follow-up work.

- **_Mikado Mine:_** Historic records in the Company's possession indicate that this mine has produced about 10,000 tons at an average grade of one ounce of gold per ton. Engineering records show that significant un-mined mineralized material remains in the portion of the mine that was previously developed but that is now caved in. The previously mined vein carried extraordinary grades in some places. Two reconnaissance rock samples collected by the Company gathered from the mine dump in 2004 assayed 23.28 oz Au/t with 5.24 oz Ag/t and 1.57 oz Au/t with 0.83 oz Ag/t. The Company's consulting geologists have concluded that there are at least two shoots of strongly mineralized material which are open to extension at depth, and the Company intends to test these possible extensions by drilling.

The Company's mining claims cover all or major portions of three major drainages and lesser parts of a fourth drainage that radiate from the areas in which the gold-bearing quartz veins and associated shear zones are located. They include most of the areas where placer mining operations occurred in the past, as well as substantial portions of these drainages that have never been mined. The placer gold deposits in the Chandalar district are characterized by high-grade concentrations of native gold that occur in multiple horizons in second and third order streams in the vicinity of auriferous quartz lodes. Approximately 76,000 ounces of gold have been produced from four placer deposits at Chandalar, with recovery of some nuggets, the largest of which was 10.6 ounces according to records in the Company's possession. The placer gold deposits were exploited by both open-cut and underground drift mining methods limited to frozen, unconsolidated gravels. Limited drilling by previous operators indicates that certain areas on the property, especially along Little Squaw and Big Squaw Creeks have potential for the discovery of significant quantities of placer gold deposits. Substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

Progress was made during 2004 in defining geological features helpful in planning future drilling campaigns. The discovery of hydrothermal alteration haloes that envelop locations of strong gold mineralization within the major shear zones may be significant. The Company is methodically building a considerable suite of substantive drilling targets on the Chandalar property. The drill targets include both high-grade underground deposits and targets for lower-grade deposits amenable to surface bulk methods, as well as for significant placer gold deposits. The Company does not currently have the funds to undertake such drilling programs, and there is no assurance any efforts by the Company to raise those funds will be successful.

ITEM 3. LEGAL PROCEEDINGS

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common stock of the Company is traded on the NASDAQ Over The Counter Bulletin Board under the symbol "LITS". The following table shows the high and low bid information for the Common stock for each quarter since January 1, 2003. The quote date was obtained through America Online from data provided by Standard & Poors. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

18

Fiscal Year	High Closing	Low Closing
2003		
First Quarter	.13	.06
Second Quarter	.15	.08
Third Quarter	.90	.12
Fourth Quarter	.75	.45
2004		
First Quarter	.75	.51
Second Quarter	.72	.37
Third Quarter	.47	.28
Fourth Quarter	.55	.35

Holders

As of February 1, 2005 there were 3,366 shareholders of record of the Company's common stock and approximately 858 additional shareholders whose shares are held through brokerage firms or other institutions.

Dividends

The Company has not paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

Equity Compensation Plans

During the fourth quarter of 2004, the Company issued 50,000 shares of the Company's common stock to each of its six independent members of the Board of Directors.

Securities authorized for issuance under equity compensation plan:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plan approved by shareholders	320,000	$ 0.23	580,000
Equity compensation plan not approved by shareholders	0	0	0

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

During 2004, the Company focused on advancing exploration of the Chandalar property. Pacific Rim Geological Consulting Inc. of Fairbanks, Alaska completed a comprehensive independent technical report on the Chandalar property. Pacific Rim reviewed all of Little Squaw's extensive data on the Chandalar property that the Company has built up over the years, which includes data from various operators dating back to the early 1900's. They concluded the gold mineralization is of the mesothermal type, and the property has multi-million ounce gold discovery potential. Pacific Rim recommended additional exploration, some of which was completed in two phases during the 2004 summer field season by an independent certified professional geologist under contract to the Company.

19

The summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. BlueMap Geomatics identified numerous pronounced linears that it interpreted to represent deep-seated faults. This work will be useful in defining targets for future exploration.

The objective of the 2004 exploration field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found, including six previously unknown gold-bearing quartz veins. During the 2004 summer field program the Company conducted a reconnaissance surface and underground sampling program of numerous gold-bearing veins on the property. It also conducted a soil geochemical sampling program using a deep sampling technique it has developed to identify gold anomalies that may reflect hidden gold-quartz veins. Two previously unknown prospects containing six gold-quartz veins were discovered as a result of the field work, bringing the total number of known gold-bearing quartz veins and vein swarms on the property to more than 30. The Company expects to find more mineralized structures as exploration progresses because more than 80% of the property is covered by soil and landslide debris.

Results of the summer field exploration program were reported in the Company's press release dated November 15, 2004, which was filed with the SEC as an attachment to a Form 8-K report dated November 18, 2004. In addition, Pacific Rim's Independent Technical Report dated May 1, 2004 and James C. Barker's December 20, 2004 report on the 2004 exploration program are both available on the Company's Web site at www.littlesquawgold.com.

Plans

During the twelve month period ending December 31, 2005 the Company intends to complete the seasonal exploration program on the Chandalar property that has been recommended by the Company's geologic consultant, James C. Barker. Detailed technical descriptions of his field work and recommendations are contained in his December 20, 2004 report titled "Summary of Field Investigations 2004". This report is also available on the Company's website. Mr. Barker is an expert on the Chandalar property, and has consented to allow his name and work to be cited in this 10KSB report (Exhibit 32.3).

Mr. Barker is an independent consulting geologist and a Certified Professional Geologist by the American Institute of Professional Geologists. He is a licensed geologic consultant in Alaska with 35 years of experience in the mining business. He has been a statewide Vice President of the Alaska Miners Association and was the Supervisory Physical Scientist for the Fairbanks, Alaska United States Bureau of Mines for 16 years prior to forming his consulting business. He has authored or co-authored more than twenty technical publications, primarily dealing with the mineral resources of Alaska..

The Company intends to retain Mr. Barker to carry out the 2005 program that he has recommended, and, as well to hire other qualified independent geologic consultants to work with him in the execution of that program. Mr. Barker recommends further exploration of the property, which would include infrastructure repairs, geological field work, taking 600 rock and 4,000 soil samples, and doing ground-based and aerial geophysics surveys, aerial topographic surveys, and 5,000 feet of reverse air circulation drilling. Sizeable placer deposits are known to occur on the property, but further exploration and evaluation of the placer deposits will be deferred to the future.

The 2005 program would be conducted in two staged phases as follows:

- PHASE I will be geological investigations primarily to pin-point proposed drill sites throughout the district. This work will consist of various exploration activities, including the use of targeted soil sampling grids and ground and aerial geophysics. It will commence as soon as weather conditions permit and continue through the end of July.

- PHASE II will be a reverse circulation drill program of 5,000 ft or more, if weather conditions permit. It will commence on or about July 25 and extend through freeze-up, or about September 15.

The recommended 2005 program has sound geologic justifications. Scientific fluid inclusion studies on mineralized rocks from the Chandalar property have defined the mineralizing system to be of the mesothermal type of orogenic metamorphic origin, i.e. formed at great depths within the earth under relatively high temperatures and pressures. The mineralized structures of mesothermal systems characteristically have great vertical extent, in contrast to epithermal systems which are formed under much lower temperatures and pressures. The Chandalar mineralization is hosted in large quartz veins that occur sparingly within much larger fault zones that air photography analysis has shown have several miles of strike extent and cut the entire 3,000 ' of vertical topographic relief. These large faults are sub-parallel to each other, and there are at least six of them on the Chandalar property. Geologic mapping of the quartz veins has demonstrated that many of them are relatively large, with widths of one to 12 feet, and lengths of several hundred to more than a thousand feet. The Company's consulting geologists expect these quartz veins will be found to pinch and swell along the strike and depth of their hosting fault structures.

The geologic merit of the property is supported by numerous past discoveries of strong gold mineralization in outcropping quarts veins, in bulldozer trenches and in some old mine workings (see Figure 3). The old mine workings have a recorded production of about 10,000 ounces of gold at an average grade of more than one ounce of gold per ton. Also, the erosion of the of the surface exposures of the veins has liberated gold within them to their respective drainage basins were records show more than 75,000 ounces of placer gold have been mined. Gold mineralization has been demonstrated to be present by Mr. Barker's sampling in 2004 and the well recorded previous sampling of miners, technicians and earth scientists at over 30 sites on the 15 square mile Chandalar property. About 25 years ago, several diamond core drill holes were drilled to explore some of the quartz veins. A number of mineralized intercepts are recorded on old geologic drill cross sections. The Company recovered the old mineralized drill sample pulps from storage and re-assayed a few of them. The presence of gold values was verified in all those samples submitted for re-assay. Phase I geophysical and geochemical surveys are anticipated to better define the fault structures that host mineralized quartz veins. An assessment will then be made on where drilling is warranted to take place during phase II. Several site where old drill holes indicate the downward extensions of quartz vein mineralization are targeted for verification drilling. The wide-spread occurrences of gold mineralization in large, through-going structures, at least four of which have a mining history, justifies the work proposed in Phases I and II.

Mr. Barker's recommended 2005 exploration program for the Chandalar property is has budgeted cost of $1.4 million. The combined Phase I and Phase II budgets, which are not contingent on each other, is as shown in the following table.

Proposed 2005 Chandalar Exploration Program Budget

EXPENSE CATAGORY	$
Planning, Permitting, Hiring	43,000
Equipment Purchases, Leases, Rentals (ATVs, Tractors, Vehicles	166,000
Mobilization/Demobilization and interim charter Air Support	126,000
Contracted Geological and Technician Services	257,000
Contracted Camp Services	153,000
Contracted Aerial Geophysical Survey	150,000
Contracted Geological Studies	36,000
Contracted Drilling Services	115,000
Contracted Assaying Services	122,000
Site Fuel Consumption	35,000
Travel	30,000
Final Analyses and Report	30,000
Sub Total	1,263,000
Company Overhead (Management, Office support, Taxes & Insurance)	137,000
TOTAL	1,400,000

The Company does not have sufficient cash to conduct this 2005 recommended exploration plan at this time. The Company intends to raise and use equity capital for this exploration (see "Private Placement Offering" below). The Company is also in discussions with more senior mining companies regarding a possible joint venture on the Chandalar property. However, there can be no assurance that the Company will be successful in its plans to raise

21

capital, enter into a joint venture on the Chandalar property, or complete the 2005 field exploration program on the Chandalar property. There is no assurance that should exploration proceed according to the recommended program, it will lead to the discovery and delineation of ore reserves that will conform to the criteria specified in SEC Industry Guide 7.

Private Placement Offering

On March 1, 2005 the Company entered into a Placement Agent Agreement, ("the Agreement") with a broker-dealer to act as a placement agent for the Company, with respect to the sale of 9,166,666 units of the Company's securities. The Company intends to offer to prospective investors an aggregate of two million seven hundred fifty thousand dollars (U.S. $2,750,000) of its shares of common stock and warrants as a unit at U.S. $0.30 per unit. The units will consist of one share of common stock of the Company and one warrant entitling the holder of the common stock to acquire one additional share of common stock of the Company at U.S. $0.45 per share for the period of one year from the date of issue of the common shares to the holder. The exercise price for the warrants will increase to U.S. $0.55 for the period of the second year from the date of issue and further increase to U.S. $0.75 for the period of the third year from the date of issue. The Company reserves the right to use the closing date for the offering or date of last sale as the "issue date" for the exercise periods for the warrants. The private placement will be offered on a best efforts basis for cash only, and the Company ultimately may not be successful in selling its securities. The securities that may be sold are subject to registration rights to the purchasing investors with liquidated damage penalties accruing to the Company in the event it is unable to effect a registration statement within a certain time period. Funds received from the private placement will be used to develop the Company's Alaska gold property and to establish a capital reserve.

The Company will receive net proceeds of $2,598,750 upon sale of all units being offered. The Company will use approximately $1.4 million to complete the seasonal exploration program above. The balance of the net proceeds will be used for additional offering costs, payment of current accounts payable, customary office and administrative expenses and establishment of a capital reserve. This reserve might be used in the next 12 months to acquire and explore additional gold properties.

22

APPENDIX A

QUALIFICATION STATEMENT -- JAMES C. BARKER

The undersigned hereby certifies that:

I am an independent consulting geologist with an office located at the following address:

James C. Barker	tele 541 934-2970
Cathedral Rock Ranch	fax 541 934-2027
35940 Highway 19	e-mail jcbarker@oregontrail.net
Kimberly, Oregon 97848	

I have prepared the preceding December, 2004 report "Summary of Field Investigations – 2004, Chandalar Mining District", for Little Squaw Gold Mining Company. I am familiar with the property and have conducted these investigations as reported. Sample results reported herein were collected under my supervision.

My qualifications:

- Since 1991 I have been certified by the American Institute of Professional Geologists as a Professional Geologist (AIPG # 8205).

- Since 1991 I have been licensed by the State of Alaska as a Professional Geologist (license # G-262).

- Since 1966 I have been employed in the mining, metallurgical and petroleum industries.

- I hold a B.S. Degree of Mineral Engineering from University of Alaska.

- Between 1975 and 1991, as Supervisor of the Fairbanks Office of the U.S. Bureau of Mines, I conducted studies throughout Alaska and authored numerous reports and publications describing Alaskan mineral deposits. Several of these studies concerned deposits in the eastern Brooks Range in the vicinity of the Chandalar Mining District.

- I am a member of the Society of Economic Geology (membership #51047).

- I am a member of the B.C. and Yukon Chamber of Mines

- Since 1975 I have been a member of the Alaska Miners Association and have served on the Board of Directors and as Statewide Vice-President.

I have had no prior interest in nor have I ever held stock in any of the Chandalar properties. I am not employed by Little Squaw Gold Mining Co. other than on a contractual basis as a geological consultant.

I am not aware of any material fact or material change with respect to the subject matter of this Report that the omission to disclose would make the Report misleading.

I consent to the filing of this Report with any stock exchange or other regulatory authority and the publication or public release by them or as authorized by Little Squaw Gold Mining Co.

Signed December 20, 2004

James C. Barker, Consulting Geologist

2

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Little Squaw Gold Mining Company
(Exact Name of Registrant as specified in its charter)

ALASKA	001-06412	91-0742812
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification Number)

3412 S. Lincoln Dr., Spokane, Washington	99203-1650
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 624-5831**

Securities Registered pursuant to Section 12 (g) of the Act: **Common stock, Par Value $0.10**
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.   Yes [X]   No [ ]

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State issuer's revenues for its most recent fiscal year: $0.00

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. Based upon the average bid price at February 1, 2005 ($0.42) the aggregate market value was $5,837,351.

State the number of shares outstanding of each of the issuer's classes of common equity: as of February 1, 2005 15,384,117 shares of common stock

DOCUMENTS INCORPORATED BY REFERENCE: None

Transitional Small Business Disclosure Format (check one): Yes[ ]   No [X]

SEC 2337 (12-03)   **Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Little Squaw Gold Mining Company ("Company"), is engaged in the business of acquiring, exploring, and developing mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. The Company was incorporated under the laws of the State of Alaska on March 26, 1959. The Company's executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203.

The Company is in the business of identifying, acquiring and exploring gold properties throughout the Americas. At this time the Company's only exploration property is the Chandalar property in Alaska. The miningChandalar propertiesy areis located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar Mining District. The center of the district is approximately 70 miles north of the Arctic Circle. (Figure 1) The Company is the owner in fee of 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one millsite. The Company controls an additional 8,127 acres of unpatented State of Alaska mining claims consisting of 81 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 8,553 acres, and are being maintained by the Company specifically for the possible development of placer and lode gold deposits. The Company does not intend to conduct mining operations on its own account at this time. Rather the Company plans to create value by undertaking cost efficient and effective exploration to upgrade the value of its properties and then joint venture or sell properties to qualified major mining companies. The Company will maintain its focus only on projects that are primarily gold deposits.

The Company is an exploration stage company, and as has not yet developed any ore reserves or mineralized material on any mining property it owns or controls that complies with the definition of ore reserves under SEC Industry Guide 7. Although there is a history of past lode and placer production on the Company's Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be developed on an individual prospect at Chandalar is slight. A great deal of further work is required on the Company's properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven through the exploration and development efforts by the Company at Chandalar, and there can be no assurance that funds expended on Company's properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

However on a general basis, the Company's management believes the Chandalar property is of better quality than most exploration stage properties of comparable junior mining companies who are its industry competitors. Management thinks the discovery risk of a viable gold deposit is lower on the Chandalar property as compared to the industry's normal early stage exploration properties because of its past production history, the abundance of high grade gold occurrences in outcrops of veins and in old mines, prospects and drill holes all combined with the fact that the Chandalar property has not yet been subjected to applications of modern exploration technologies. Additionally, recent analyses by the Company's geologic consultants have ascertained the nature of the mineralized quartz veins to be of mesothermal character, which is understood within the mining exploration industry to mean that the mineralizing system should have great vertical extent within the bedrock.

The Company's initial focus is on exploration and development of its Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic

2

Circle. Management believes year-round operations at Chandalar are entirely feasible should an exploitable deposit of gold be proven through seasonal exploration and development. To the extent funds are available in 2005 and 2006 the Company's intends to:

- Explore the Chandalar property and acquire additional gold exploration properties of merit.
- Complete the seasonal exploration program on the Chandalar property that was recommended by the Company's geologic consultant, focusing on drilling and further exploring the high-grade gold-quartz vein targets that have been identified to date and their associated low-grade aureoles. Exploration of the potentially significant placer deposits at Chandalar will be a secondary priority. The Company intends to raise and use its own equity capital for this exploration.
- Acquire additional gold exploration properties in Alaska and elsewhere in the Americas that will allow the Company to conduct field operations year round.
- Support state and federal industrial development projects that could bring power and a road into Chandalar.


CHANDALAR DISTRICT MINES
CHANDALAR, ALASKA
LITTLE SQUAW GOLD MINING COMPANY
0 1 2 3 4
Scale in Miles
North Fork Chandalar River
Lake Cr.
Squaw Lake
Little Squaw Lake
Big Squaw Cr.
Little Squaw Creek
ENEVELDE
MELLO BENCH
LITTLE SQUAW
Boulder Cr.
SUMMIT
STAR
MIKADO
BIG CREEK
Chandalar Lake
Trail
Tobin Pass
Big Creek

FIGURE 1. Location of the Chandalar Mining District showing principal mines and prospects.

The Company's principal asset is its ownership of the Chandalar property, which controls most of a historic mining district known as the Chandalar mining district. It consists of contiguous patented federal mining claims and unpatented State of Alaska mining claims totaling 9,830 acres (15.4 square miles) (Figure 2). The patented ground holds the most important of the presently known gold-bearing structures. The Chandalar property is currently at the exploration stage. The Chandalar district has a history of prior production, but there is no current production, except for some small-scale placer operations by an independent miner, Mr. Delbert Ackels, on inlier claims.

During 2004 the Company contracted the services of an independent geological consulting company, Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska to review and analyze previous work done on Chandalar. The report was commissioned in February and completed in May, and is titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations". This technical review is available on the Company's Web site at www.littlesquawgold.com under the Technical Reports menu. Pacific Rim concluded that the gold mineralization at Chandalar is mesothermal (formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids), and largely because of that the property is believed to have multi-million ounce gold discovery potential. Pacific Rim recommended an initial exploration program to better assess the gold lodes and the placer gold deposits at a cost of about $1.4 million. The Company is currently seeking sources of financing to conduct such exploration; however, there can be no assurance that the Company will be successful in its efforts to raise the financing for this exploration.

A preliminary field program to follow up on and scope the work recommended by Pacific Rim was completed in two phases during the 2004 summer field season by James C. Barker, a certified professional geologist licensed to practice in Alaska and under contract to the Company. Mr. Barker was one of the two co-authors of the Pacific Rim report. The 2004 field work and subsequent data analyses and reporting was completed at a cost of about $77,000.

Exploration during the 2004 summer field season identified six new gold-bearing veins, bringing the total number of known gold-bearing veins and vein swarms on the Chandalar property to more than 30. The results of the summer field exploration program were reported in the Company's press release dated November 15, 2004, which was filed with the U.S. Securities and Exchange Commission ("SEC") as an attachment to a Form 8-K report dated November 18, 2004. Additionally, a detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004". This report is also available on the Company's website. ~~Mr. Barker recommends further exploration of the property, which would include infrastructure repairs, geological field work, taking 600 rock and 4,000 soil samples, and doing ground-based and aerial geophysics surveys, aerial topographic surveys, and 5,000 feet of reverse air circulation drilling. This program is recommended to be to be done during the 2005 summer season at a budgeted cost of about $1.5 million.~~

~~The Company intends to undertake the program recommended by Mr. Barker during 2005 provided financing can be arranged. The 2005 program would be conducted in two staged phases as follows:~~

4



FIGURE 2. The Company's mining claims in the Chandalar Mining District.

☐PHASE I will be geological investigations primarily to pin-point proposed drill sites throughout the district. This work will consist of various exploration activities, including the use of targeted soil sampling grids and ground and aerial geophysics. It will commence as soon as weather conditions permit and continue through the end of July.

☐PHASE II will be a reverse circulation drill program of 5,000 ft or more, if weather conditions permit. It will commence on or about July 25 and extend through freeze up, or about September 10.

The Company is currently seeking financing or a joint venture partner to pursue the next phase of exploration. There is no assurance that the Company will be successful in obtaining funding or a partner to pursue exploration on the Chandalar property, and there is no assurance that if exploration proceeds, it will lead to the discovery and delineation of ore reserves.

History

Gold was discovered in the Chandalar district in 1905, and over the years various operators have produced about 85,000 ounces of gold mainly from placer deposits, but also from high-grade gold-quartz veins. The Company was incorporated in 1959 for the purpose of acquiring the gold mining properties of the Chandalar Mining District. Operations of the Company during the 1960's resulted in the development of a mining camp, a mill, several airstrips, and development of a small amount of ore reserves in underground workings.

5

In 1972 and 1976, all of the lode mining claims in the Chandalar District were acquired by the Company except for seven 40-acre unpatented state claims. In 1978, the Company acquired all of the placer mining claims in the Chandalar District. During 2003, the Company purchased the seven 40-acre unpatented state mining claims in exchange for 350,000 shares of the Company's common stock. In September of 2003 the Company staked 55 state unpatented mining claims, and in 2004 the Company staked 8 additional unpatented state mining claims, thereby increasing the total size of the Company's Chandalar property to 9,830 acres (15.4 square miles).

During the 1970's and early 1980's the lode and placer properties were leased to various parties for exploration and development and gold production. The quartz lodes were last worked from 1979 to 1983, when 9,039 ounces of gold were recovered from the milling of 11,819 tons averaging 1.02 ounces of gold per ton (oz/t Au). The material was extracted from surface and underground workings on three of four mineralized quartz structures lying mostly on the patented federal mining claims owned by the Company. Recorded placer gold production of the Chandalar District is 76,270 ounces of 845 fine gold. The Company's lessees produced 15,735.5 ounces of that total amount of placer gold between 1979 and 1999. The unpatented claims are located on property that was formerly all owned by the Federal Government; however, as of 1991, title to all of the properties had been transferred to the State of Alaska.

In November of 1989 and May of 1990 the Company entered into a ten year mining lease with Gold Dust Mines, Inc. for all placer mining interests of Company located on the Big Creek, St. Mary's Creek, Little Squaw Creek, Big Squaw Creek, and Tobin Creek. The lease provided for annual advance rentals of $7,500 per creek drainage mined plus an 8 percent royalty from placer gold production. During 1998 and 1999, Gold Dust's placer mining lease was limited to Big Creek. There was no mining conducted in 2000, 2001, 2002 or 2003. Since 1999, however, Gold Dust failed to pay the $7,500 annual lease fee on the creek drainage it mined and failed to make the annual rental payments on the state mining claims it was mining on, as required by the mining lease, in all a sum of $32,380. A portion of the 1999 production royalties owed to the Company in the amount of eleven ounces of gold nuggets was also not paid. In February 2000, the owners of Gold Dust, Mr. & Mrs. Delbert Ackels (guarantors of Gold Dust's obligations to the Company) declared a Chapter 7 bankruptcy, which the court discharged in May of 2000. The Company's mining lease with Gold Dust was the sole asset of Gold Dust.

During the spring of 1990, Gold Dust Mines, Inc. (the lessee) transported about $2.6 million in capital equipment to the Company's Chandalar mining claims over the winter haul road from Coldfoot, located on the Alaska pipeline highway. This machinery included a large gravity-type alluvial mineral treatment plant (an IHC-Holland wash plant) together with a Bucyrus-Erie dragline, two big Caterpillar tractors, front end loaders, a churn drill and other large pieces of placer gold mining equipment. During the last part of the 1993 season, Gold Dust Mines moved its placer operations to the Big Creek and St. Mary's Creek drainages. In 1994, placer mining operations were concentrated on the St. Mary's Creek drainage. During 1995, placer mining operations were conducted on the St. Mary's Creek and Big Creek Drainages. During 1996, a lease amendment was entered into between Company, as lessor, and Gold Dust Mines, as lessee, wherein Little Squaw Creek, Big Squaw Creek and Tobin Creek drainages were excluded from the lease. During 1996 to 1999, these placer mining operations were conducted only on the St. Mary's Creek and Big Creek drainages.

During 1988, a consulting mining engineer was hired to compile historical information on the entire placer and lode district. His comprehensive report was completed in January 1990, and is available for review by interested mining companies. A few conclusions from his report are referred to in the section "Description of Property." The long term potential for the district lies in the development of the gold quartz lodes that will initially require a substantial drilling exploration commitment.

In the late summer of 1997, a placer mining lease was executed by the Company with Day Creek Mining Company, Inc., an Alaskan corporation. The lease included the placer mining claims only for the Tobin Creek, Big Squaw Creek and Little Squaw Creek drainages. It did not include the Big Creek and St. Mary's Creek drainages. The lessee was to have performed minimum exploratory drilling during each year of the lease. Only a minimum amount of drilling was performed the first year, with some good results down stream from the Mello Bench on Little Squaw Creek. Due to lack of financing, the lessee could not comply with the drilling requirements in 1998, and the lease was terminated by lessor giving a declaration of forfeiture to the lessees in February of 1999. Lessee has not contested the declaration of forfeiture.

6

The Company allowed some of its state mining claims on Big Creek and Little Squaw Creek to lapse in 2000 for lack of funds to pay the State of Alaska annual rental fees required to maintain them. The individual who had owned Gold Dust Mines, Inc. (Mr. Ackels) continued to do the annual assessment work on the remaining claims on behalf of the Company through the year 2002. In July of 2003, Mr. Ackels located state mining claims on his own behalf in the areas previously vacated by the Company. Mr. Ackels' claims are now inliers to the Company's mining claim block, and he conducts seasonal placer mining operations on those claims.

The Company did not accomplish any physical work on its Chandalar property during 2003 other than the location of additional state mining claims. All of the Company's state mining claims were maintained in good standing by carrying forward and applying to the 2003/2004 annual state mandated assessment work requirements the value in excess of the minimum annual labor requirements built up from previous years. Dollar value in excess of the required annual amount can be carried forward as a credit for up to four years.

During 2004 the Company staked additional claims at Chandalar and completed a two phase summer field program, which was conducted by a certified professional geologist who is an independent consultant and licensed to practice in the State of Alaska. The objective of the field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found as described in Item 2 of this report.

Total recorded production from the Chandalar district is about 85,000 oz gold, although actual historic production was probably much greater than the recorded production. Recorded lode gold production from high-grade gold-quartz vein-shear zone deposits is 7,692 oz from the Mikado and Little Squaw Mines combined, and 1,347 oz from the Summit Mine. A total of 75,636 ounces of gold have came from placer deposits in the Chandalar district. Most of the placer production was derived from the Big Creek and Little Squaw Creek drainages, with some additional production from the Tobin Creek drainage.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to acquire, explore and develop mineral properties.

Employees

The Company had no employees during the year ending December 31, 2004. Two part-time consultants provided management services for the Company under contracts that expire on September 30, 2005 and October 31, 2005.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

Environmental Risks

Minerals exploration and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the remediation of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

7

The Chandalar property contains an inactive mill site with mill tailings impoundments, last used in 1983. A December 19, 1990 letter from the Alaska Department of Environmental Conservation ("Alaska D.E.C.") to the Division of Mining of the Department of Natural Resources ("Alaska D.N.R.") states: "Our samples indicate the tailings impoundments meet Alaska D.E.C. standards requirements and are acceptable for abandonment and reclamation." The Alaska DNR conveyed acknowledgement of receipt of this report to the Company in a letter dated December 24, 1990. The Company subsequently reclaimed the tailings impoundments, and expects that no further remedial action will be required. Concerning a related matter, the Alaska D.E.C. has identified a small area of low-level mercury contamination in a graveled staging area next to the mill. The Company has accrued a $50,000 expense liability to execute a remediation plan proposed by the Company and approved by the Alaska D.E.C. (See note 6 to the Financial Statements, page 38). Other than this minor mercury contamination, the company knows of no matters of concern to the Alaska D.E.C. regarding the company's and its predecessors' exploration and production activities on the properties.

Title to Properties

The Company's only mining property (Chandalar) lies on Alaska State deeded land, except for the patented mining claims owned by the Company. The major portion of the property consists of State of Alaska mining claims. The validity of unpatented state mining claims is often uncertain, and such validity is subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, which are real property interests that are owned in fee simple. An important part of the Company's property is patented federal mining claims held in fee simple.

The State of Alaska requires locators and holders of unpatented state mining claims to complete annual assessment work and to pay an annual cash rental on the claims in order to keep the claimant's title to the mining rights in good standing. The Company is not in default of any annual assessment work filing or annual claim rental payment.

State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more.

The Company's management has done a title chain search of its patented federal mining claims. It believes it is the owner of the private property, and that the property is free and clear of liens and other third party claims except for a 2% mineral production royalty held by former management.

The Company has attempted to acquire and maintain satisfactory title to its undeveloped Chandalar mining property, but the Company does not normally obtain title opinions on its properties in the ordinary course of business, with the attendant risk that title to some or all segments the Company's properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

Alaska Taxes Pertaining to Mining

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering one of the most favorable environments for new mines development in the United States. The mining taxation regime in Alaska has been stable for many years. There is discussion of taxation issues in the legislature but no changes have been proposed that would significantly alter the current state mining taxation structure. Although management has no reason to believe that new mining taxation laws which could adversely impact the Company's Chandalar property will materialize, such event could and may happen in the future.

Opinion of Independent Public Accountant

The Company's financial statements for the years ended December 31, 2004 and 2003, were audited by the Company's independent certified public accountants, whose reports include an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company has suffered recurring net operating losses that raise substantial doubt about the Company's ability to continue as a going concern (See note 1 to the "Financial Statements", page 29).

ITEM 2. DESCRIPTION OF PROPERTIES

8

Chandalar Property

Location and Access

The Chandalar Mining District lies north of the Arctic Circle at a latitude of about 67°30'. The district is about 190 air miles north of Fairbanks and 48 air miles east-northeast of Coldfoot, an important service center on the Dalton Highway. The Dalton Highway, which parallels the Trans Alaska Pipeline, is a major highway link to the Prudhoe Bay oil fields on Alaska's North Slope (Figure 1).

Access to Chandalar is either by aircraft from Fairbanks, or overland during the winter season via a 55-mile-long trail from Coldfoot to Chandalar Lake and then by unimproved road to Tobin Creek on the Company's property. Multi-engine cargo aircraft can land at the state maintained 4,700 foot airfield at Chandalar Lake or at the Company's Squaw Lake airstrip.

The Chandalar district is situated in the foothill terrain on the south flank of the Brooks Range where elevations range from 1,900 feet in the lower valleys to just over 5,000 feet on the surrounding mountain peaks. The region has undergone glaciation due to multiple ice advances originating from the north and while no glacial ice remains, the surficial land features of the area reflect abundant evidence of past glaciation. The district is characterized by deeply incised creek valleys that are actively down-cutting the terrain. The steep hill slopes are shingled with frost-fractured slabby slide rock, which is the product of arctic climate mass wasting and erosion. Consequently, bedrock exposure is mostly limited to ridge crests and a few locations in creek bottoms. Vegetation is limited to the peripheral areas at lower elevations where there are relatively continuous spruce forests in the larger river valleys. The higher elevations are characterized by artic tundra.

Snow melt generally occurs toward the end of May followed by an intensive, though short, 90-day growing season with 24 hours of daylight and daytime temperatures that range from 60-80° Fahrenheit. Freezing temperatures return in late August and freeze-up typically occurs by early October. Winter temperatures, particularly in the lower elevations, can drop to -50° F or colder for extended periods. Annual precipitation is 15-20 inches, coming mostly in late summer as rain and as snow during the first half of the winter. Winter snow accumulations are modest. The area is essentially an arctic desert.

Mining Claims

At Chandalar, the Company currently owns in fee twenty-one 20-acre patented federal lode claims, one 15-acre patented federal placer claim, and one 5-acre patented federal mill site. In addition, the Company holds twenty-six 40-acre unpatented State of Alaska claims lying largely within sixty-three 160 acre unpatented state claims. The mining claims were located to cover most known gold bearing zones within an area approximately five miles by five miles. The total land position amounts to 9,830 acres (15.4 square miles) consisting of 426.5 acres of patented claims and 9,353.5 acres of unpatented claims. The claims are contiguous and form a single block that comprises the Company's only mining property at this time (Figure 2).

Holders of State of Alaska unpatented mining claims are required to complete a minimum amount of annual labor on each claim and to additionally pay an annual rental on them. In the case of a claim block or group where the claims are adjacent, the total amount of required annual labor is determined by multiplying the number of claims by the amount required for an individual claim, and the excess value of labor expended on any one or more of the claims can be applied to the labor requirements on the other claims within the block or grouping. The amount of required annual labor work varies with the size and type of mining claim and the amount of annual rental payable varies with the size, type and age of the claim. Labor expenses in excess of the annual requirement can be carried forward as a credit for up to four years. However in the case of the Company's Chandalar property, any excess value credit must be carried forward separately for each type of state claim. Also, the holder of a state mining claim may make a cash payment to the state equal to the value of labor required in lieu of doing the assessment work.

The annual labor requirement for the Company's Chandalar holdings is $100 per 40-acre claim and $400 per 160-acre claim. The combined annual labor requirement for the Company's claims is $27,800. In the 2003/2004 assessment year, which ended on August 31, 2004, the Company spent $46,970 on work that qualifies for annual labor requirements. The company currently carries a combined excess value credit for the two types of claims of $54,595, with $14,400 expiring on September 1, 2005, $18,425 expiring on September 1, 2006, and $5,073 expiring on

9

September 1, 2008. Subsequent to September 1, 2004, the Company expended an additional $32,062 on the property to the benefit of the 2004/2005 annual assessment work requirement, thereby, when recorded prior to September 1, 2005, fulfilling the Company's annual labor requirements on its Chandalar mining claims through August 31, 2006.

The annual rental fee for the Company's unpatented state mining claims is $130 for the 40-acre claims and $100 for the 160-acre claims. The total annual rental obligation for the Chandalar property is currently $9,680, and the rental fees are fully paid through November 30, 2005.

The total current annual combined holding fees for the Company's Chandalar property is $37,480. The Company's private property (patented mining claims) does not lie within any borough and is not subject to any property tax levies.

The former management of the Company holds a mineral production royalty reservation on portions of the Chandalar property. It is a 2% royalty defined as a gross product royalty on placer gold mining and as a net smelter return on lode mining production. All of the patented federal mining claims are subject to this royalty as are 19 of the 89 unpatented state mining claims. The royalty is applicable to about 1,185 acres of the 9,830 acre property. The Company has an option agreement to purchase the royalty for a one time cash payment of $250,000. The option terminates on June 23, 2013, if not exercised on or before that date.

Geology and Previous Exploration and Development

Lode gold occurs at Chandalar as high-grade, low-sulfidation quartz veins within large northwest trending shear zones in Paleozoic schists. To date more than 30 gold-bearing quartz veins or swarms of gold-bearing quartz veins have been identified on the property (Figure 3 with Table). The quartz veins are classified as being mesothermal of metamorphic orogenic origin. Mesothermal vein systems commonly have great vertical range, and at Chandalar the vertical extent of the gold mineralization is known to be in excess of 1,500 feet. The gold-bearing quartz veins are typically one to six feet thick, with exceptional thicknesses of up to twelve feet in parts of the Mikado mine. Portions of some of the veins where they display a ribbon appearance are very rich and locally contain "bonanza" grades of gold (i.e. grades greater than 1.0 oz Au per ton). Some of the veins are known to be more than a thousand feet long, and occur intermittently along laterally extensive shear zones; the Mikado shear for example, has been identified over a strike length of six miles. A thick blanket of frozen soil, rock scree and talus and landslides covers an estimated 80% to 90% of the property, largely concealing the gold-quartz veins making exploration and discovery challenging.

The Company's patented lode mining claims contain the most important gold-bearing structures in the district, as far as is now known. Although high-grade gold showings in the Chandalar district have long been recognized in published literature, exploration and development work necessary to establish the extent of mineralization has never been accomplished. The principal evaluation work done in the past on the lode deposits was done on the Mikado, Summit, Little Squaw, and Eneveloe-Bonanza Mines by lessees in the late 1970's early 1980's. Each of these mines has been minimally developed by several hundred feet of underground workings aggregating almost 2,000 feet in all. Limited surface work in the past within the district established the existence of gold-bearing zones on other prospects similar to the veins found at these mines. Sufficient development work has never been accomplished on any of the veins and gold-bearing zones to define ~~significant gold reserves~~ the presence of ore reserves that meet SEC criteria.

Drilling of the veins by previous operators is either extremely limited or, in most cases, non-existent. A low-grade gold aureole commonly occurs around the high-grade gold-quartz veins where chloritically altered rocks contain stockworks of quartz veinlets. These aureoles, which extend outwards as much as 100 feet, have never been tested for low-grade bulk tonnage mining potential. The Company has identified numerous targets that may host high-grade gold-quartz vein deposits or bulk tonnage deposits, and substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

2004 Field Program

During the 2004 summer field season the Company conducted a two phase reconnaissance surface and underground sampling program on the property. A deep soil sampling technique developed by the Company was employed to identify gold anomalies that may reflect hidden gold-quartz veins. The highlight of the first phase was the re-discovery of the historic Pioneer prospect. The Pioneer quartz vein is partially exposed in some old trenches and prospect pits. The Pioneer prospect, which is associated with a major shear zone at least three miles long, contains very

10

high-grade gold values of unknown extent. A channel sample across the vein assayed 2.30 ounces of gold per ton over a width of 2.5 feet. ~~A second sample of gathered quartz vein float taken 15 feet farther along the vein strike assayed 2.16 ounces of gold per ton.~~

During the second phase of the 2004 program two previously unknown prospects containing six gold-quartz veins were discovered. The Table corresponding to Figure 3 contains some summary gold assay information for each of the ~~mines, veins and~~ prospects of the Company's Chandalar property., ~~and it shows the best assay results of samples taken on them in 2004.~~ As exploration progresses, the Company expects to find additional gold-quartz veins and mineralized structures under the extensive soil and landslide debris covering the property.

The 2004 summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. The study was done by BlueMap Geomatics Ltd. located in Vancouver, British Columbia. The gold bearing quartz veins on the property occur within large shear zones or faults that form lineaments, and major structural intersections may be a controlling factor in the emplacement of the gold mineralization. BlueMap Geomatics identified numerous pronounced linears that they interpreted to represent deep-seated faults. This work will be useful in defining sites for follow up exploration.

A summary ~~basic~~ description of the principal mines and prospects examined during the 2004 summer field season is represented in the Table to Figure 3. The samples described in the paragraphs below and in the prospect descriptions and in Table were collected by the Company unless otherwise indicated. The samples typically consist of five to seven pounds of rock fragments collected on the surface or on the dumps of old workings or from within old prospect pits. Each sample consists of between twelve and twenty rock dollar size fragments. The fragments are primarily of vein quartz or rocks containing quartz veinlets. The samples were assayed by ALS Chemex USA Inc. in Sparks, Nevada using fire assays with a gravimetric finish for gold. (ALS Chemex operates under ISO certification and is a global provider of assays to mineral exploration and mining companies.) The samples are preliminary and strictly of a reconnaissance nature. In many cases the samples were not taken across the full width of the quartz veins, and therefore the samples do not represent a quantitative measurement of the gold content of the veins, nor should they be interpreted to indicate that mineralization is present in a quantity and grade that would represent an economically viable ore deposit. Substantial additional sampling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC standards, and no assurance can be given that any such reserves will eventually be defined. Soil samples taken by the Company and reported below are strictly of a reconnaissance nature. The soil samples were taken by hammering a hollow steel pipe (split set rock bolt) about five feet into the ground. Then material from the last one to two feet inside the pipe was collected and submitted to ALS Chemex for geochemical analysis using atomic adsorption methods. Detailed information on the samples and sampling methods may be found in the technical reports posted on the Company's website.

- *Little Squaw Vein:* This gold-quartz vein is partially explored by trenches and two short tunnels decades old. According to records in the Company's possession, ~~p~~Previous operators defined an existing shoot of mineralized material containing approximately 2,000 tons at a grade of 1.55 oz Au/t. A ~~grab~~ reconnaissance sample taken by the Company from a quartz vein exposed in one of the trenches assayed 5.24 oz Au/t. Channel sampling by the Company in a tunnel below that trench yielded 19.98 oz Au/t over 3.54 feet of true width. This sample run includes a 0.84 foot interval of "ribbon quartz" that assays 89.12 oz Au/t with 15.85 oz Au/t. Another channel sample of this ribbon quartz taken ten feet farther along ~~its~~ in the tunnel assayed 5.16 oz Au/t over 0.85 feet. The ribbon quartz derives its appearance from lenticular seams of dark colored iron sulfides and mica minerals within white quartz. The Company has concluded that the previously defined shoot of mineralized material is open to expansion by drilling, and the Company believes that previous operators may have underestimated the gold grade of the shoot.

- *Crystal Prospect:* In 1909 four tons of ore were extracted from an 8-foot-deep shaft driven into an 8-foot-wide quartz vein that was processed in a crude mill. Historic records in the Company's possession show that t~~T~~he four tons assayed 47.08 oz Au/t. The location of the Crystal Prospect was uncertain until the Company re-discovered it this year. The old shaft and associated trenches are completely sloughed in, but a set of veins can be traced over a strike length of at least 400 feet. Thick soil cover hampered efforts to find the limits of the veins. The main quartz vein is at least 5-to-6 feet thick, and a channel sample taken by the Company of ~~has~~ a 0.67-foot-thick footwall portion of ribbon quartz ~~that~~ assayed 3.64 oz Au/t. The Crystal vein appears to be very similar to the Little Squaw vein located along strike projection 1.5 miles away, but a correlation cannot be established because the intervening

11

area is entirely covered. Extensive dozer trenching and soil sampling is planned to define the lateral extensions of these veins.

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FIGURE 3. Mines and prospects of the Chandalar Mining District

LODE PROSPECTS

1 CRYSTAL
2 BIG SQUAW
3 PIONEER
4 PALLASGREN
5 GRUBSTAKE
6 GRUBSTAKE EAST
7 PROSPECTOR EAST
8 INDICATE - TOMAPAH
9 CHANDALAR
10 JUPITER
11 BONANZA
12 DRUMLUMMON
13 ST MARY'S
14 STAR GROUP
15 STAR NO. 3
16 SHAMROCK
17 WILDCAT
18 JACKPOT
19 WOODCHUCK
20 LITTLE KISKA
21 PEDRO
22 GRUBSTAKE WEST
23 BIG CREEK BOWL
24 MERCURY
25 ROCK GLACIER
26 BIG TOBIN
27 URANUS
28 McLELLAN

MINES
LODE PROSPECTS
PLACER PROSPECTS
LODE PROSPECT, TRENCHES & PITS
ALL WEATHER MINE ROAD
WINTER TRAIL

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MINES AND PROSPECT OF THE COMPANY'S HOLDINGS IN THE CHANDALAR MINING DISTRICT

Map No.	Prospect	Comments Au = Gold; Ag = Silver (Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on the Company's website: www.littlesquawgold.com)
1	Crystal	4 to 6 veins are present with gold-bearing ribbon zones according to historic reports in the Company's possession; ~~, 1908 assays of unknown origin reported 0.5 to 43.18 oz Au/ton~~ Hhhigh grade gold values are confirmed by the Company's 2004 sampling, ~~composite veins with gold-bearing ribbon zones~~
2	Big Squaw	channel sample across 12-ft.~~oot~~ quartz vein with trace gold ~~; unverified assays of nil to 0.43 oz Au/ton in old reports~~
3	Pioneer	mineralization hosted in shear zone;~~, early assays of unknown origin were 2.89 & 7.54 oz Au/ton~~ two channel samples across different portions of the vein collected by the Company assayed ~~ran~~ 2.30 oz Au/ton across 2.5 ft. and 0.82 oz Au/ton across 3.0 ft.; ___ ~~oz A/ton across___ ft. V~~vein traced 1,500 feet in 2004 soil samples; there are also two parallel veins but no assays reported
4	Pallasgren	reconnaissance random chip sample by the Company of 30-ft.~~oot~~ wide quartz outcrop ran trace gold ~~, o, several veins are present, 2004 sample shows trace gold~~
5	Grubstake	a 1981 samples from 1.6 ft.~~oot~~ vein assayed ~~0.1 to~~ 0.32 oz Au/ton according to records in the Company's possession
6	Grubstake East	caved adit explored quartz vein with ~~composite~~ mineralized vein material found ~~only in~~ the mine dump; ~~, a S~~sampling by the Company~~2004~~ verified the presence of anomalous gold in quartz
7	Prospector East	3-ft.~~oot~~ quartz vein exposed for about 400 feet; ~~, assays trace to 18 oz Ag/ton in S~~samples taken by the Company show highly anomalous silver associated with galena
8	Indicate-Tonapah	several quartz veins ~~present,~~ and numerous workings,~~-;~~old unverified assays ~~range nil to 0.32 oz Au/ton~~ show strongly anomalous gold values~~and select 1981 dump samples assayed 1.7 & 6.0 oz Au/ton, only one site sampled in 2004~~
9	Chandalar	vein parallel to Eneveloc vein; reports in the Company's possession include ~~in 1946~~ a 2-foot channel sample from a 6-ft.~~oot~~ vein that assayed 2.26 oz Au/ton; a~~in 2004 a~~ 1.5-ft.~~oot~~ channel sample collected by the Company across a 5-ft.~~oot~~ vein assayed 1.1 oz Au/ton; ~~an old unverified assays range up to is reported in private Company reports to be 49.96 oz Au/ton.~~
10	Jupiter	a 10-ft.~~oot~~ quartz vein is exposed in road cut with disseminated sulfide minerals, and a second vein discovery was reported in 1981; the Company took a sample across the 10-ft. that assayed 0.11 oz Au/ton ~~channel samples contain nil to 1.66 oz Au/ton with have an unweighted average of 0.08 oz Au/ton, a second vein discovery reported in 1981~~
11	Bonanza	three ~~2004~~ continuous channel samples collected by the Company of a 9-ft.~~oot~~ zone of quartz, schist ~~rock chips~~ and clay ~~ran~~ assayed 0.5-ft. at 0.06 oz Au/ton, 3.0-ft. at 0.06 oz Au/ton and 6.0~~o~~-ft. at 0.10 oz Au/ton ~~give a weighted average of 0.09 oz Au/tassayed 0.05 to 0.12 oz Au/ton, also old report of "high-grade gold" in the Company's files~~

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Map No.	Prospect	Comments Au = Gold; Ag = Silver *(Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on the Company's website: www.littlesquawgold.com)*
12	Drumlummon	~~R~~reports in Company's ~~possesion~~ files refer to ~~old vague reports of~~ several veins and gold-bearing quartz;; apparently no further work has been done since early 20ᵗʰ century
13	St. Mary's	10-ft.~~eet~~ thick vein and fault;; ~~R~~reports in Company's possession indicate ~~no modern assays available, however, there is a 1924 report of~~ 0.24 oz Au/ton from an 11-foot vein
14	Star Group	several veins, old unverified assays ~~of 0.04 to~~ with one of 1.34 oz Au/ton and 1981 trenching reported trace to 0.74 oz Au/ton;; vein can be traced for 4,000 feet
15	Star No. 3	~~R~~reports in Company's possession include a ~~trenching in 1981 reported~~ sample of 0.24 oz Au/ton across a 3.5-ft.~~eet~~ vein
16	Shamrock	~~S~~samples collected by the Company indicate anomalous values of gold.~~composite vein assayed 0.17 to 0.37 oz Au/ton in 2004~~
17	Wildcat	poorly exposed quartz vein at least 6-ft.~~eet~~ thick with no visible ~~, no~~ mineralization ~~observed in outcrop~~
18	Jackpot	a tunnel exposes a 1.5-ft.~~eet~~ vein of ribbon quartz;; ~~old assays report 0.08 to 0.33 a~~ A reconnaissance of vein material collected by the Company on the dump assays ~~a 5 lb sample of the quartz on the tunnel dump assays~~ 1.97 oz Au/ton
19	Woodchuck	a 3- to 6-ft.~~eet~~ vein exposed in shaft ; records in the Company's possession indicate highly anomalous gold values.~~, 1981 channel samples assay 0.08 & 0.33 oz Au/ton~~
20	Little Kiska	~~r~~Records in the Company's possession indicate presence of gold and antimony.~~old unverified report of a gold-antimony prospect~~
21	Pedro	~~r~~Records in Company's possession indicate presence of gold;~~, A old report of gold prospect,~~ a quartz vein can be seen on high slope, but has not yet investigated,~~ no old assays reported~~
22	Grubstake West	~~r~~Reports in Company's possession of ~~unverified report of~~ old prospect pit with gold mineralization in quartz
23	Big Creek Bowl	numerous boulders of sulfide-quartz vein traced for 800 ft.~~eet~~ indicate several mineralized quartz veins,~~ assays of trace to 0.01 oz Au/ton~~
24	Mercury	a 2-ft.~~eet~~ vein the Company found on the high ridge west of Big Squaw Creek;; possible west extension of the Eneveloe veins that assayed 0.01 oz Au/ton.
25	Rock Glacier	large area of vein and associated rock occurs on a rock glacier that gouges the valley bottom of Little Squaw Creek where a number of quartz veins and shear zones intersect valley bedrock
26	Big Tobin	soil sampling by the Company defines a gold-arsenic anomaly & possible presence of quartz vein

15

Map No.	Prospect	Comments Au = Gold; Ag = Silver *(Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on the Company's website: www.littlesquawgold.com)*
27	Uranus	Rreports in Company's possession indicate presence of ~~very old unreported prospect pits expose~~ two quartz veins exposed in two prospect pits;, the site was relocated by the Company ~~in 2004,~~ and a reconnaissance ~~a single~~ sample collected by the Company of vein material in the prospect pits assayed 1.45 oz Au/ton ~~sample shows the strong presence of gold in quartz~~
28	McLellan	~~very~~ old unreported prospect pits found by the Company;, 4 to 6 veins present;, ~~nil to 1.2 oz Au/ton in 2004~~ rRreconnaissance sampling by the Company ~~shows the strong presence og gold in quartz~~ of one of the veins in an old trench assays 1.10 oz Au/t.
	Little Squaw Mine	according to records in the Company's possession , about 380 tons of development material ~~were~~ produced at a grade of 1.65 oz Au/ton; ~~high grade~~ drill intercepts, including one of 10 ft. at 0.66 oz Au/ton, show deeper underlying untested mineralization
	Mikado Mine	gold occurs within fractured rock and quartz lenses of a shear zone;, Aaccording to records in the Company's possession past production totaled 10,418 tons at a grade of 0.99 oz Au/ton
	Summit Mine	at least two gold-quartz veins are present;, Aaccording to records in the Company's possession, 142 tons of development material were produced at a grade of 4.82 oz Au/ton; overall, a total of 1,401 tons at 1.29 oz Au/ton were produced;, drill holes cut more veins
	Eneveloe Mine	at least two gold-quartz veins are present;, Aaccording to records in the Company's possession, a zone of 1.0 oz Au/ton or greater was encountered on both levels, but there is no record of production
	Little Squaw Placer Mine	Aaccording to information in the Company's possession reported production from drift mining on Mello Bench is 29,237 oz gold at a grade of 0.96 oz Au/cubic yard;, 10.6 oz gold nuggets recovered;, significant volumes of unmined gold-bearing gravel remains

Values shown in this column include only samples collected by LSGMC in 2004 as channel samples or representative chip samples. Assays performed by ALS Chemex

- **_McLellan Prospect_**: This area contains a swarm of 5 previously unreported quartz veins that are poorly exposed, ~~but can be~~ that the Company has traced for a distance of at least 1,000 feet along strike. Ribbon quartz has so far been found associated with two of the veins. The ribbon quartz characteristically weathers recessively because of the effect of decomposing sulfide minerals, and it is typically not exposed without trenching. A reconnaissance sample ~~Fragments~~ of this material gathered from the surface by the Company assayed 1.10 oz Au/t. The McLellan Prospect is located about 1,500 feet from the Crystal Prospect, and the Company believes that it may be a faulted offset of the Crystal vein. Follow-up soil sampling and trenching is planned at the McLellan Prospect.

- **_Pioneer Prospect_**: One of the highlights of the first phase of the 2004 summer program was the re-discovery of the Pioneer prospect. The Pioneer quartz vein, which saw limited development in the early 1900's, is partially exposed in old trenches and prospect pits. The Pioneer prospect contains very high-grade gold values of undetermined extent, but it is associated with a major shear zone that is at least three miles long. A channel sample collected by the Company across the vein assayed 2.30 oz Au/t over a width of 2.5 feet, and another channel sample of a 3-foot-wide quartz vein taken 35 feet along strike from the first channel sample assayed 0.82 oz Au/t. Six Aanomalous soil samples taken by the Company from a depth of 4 to 5 feet along the soil covered

16

projections of the vein average 0.260 parts per million (ppm) gold ~~in this area range between 120 and 610 parts per billion ("ppb")~~ and are interpreted to indicate ~~he~~ the possible presence of ~~define~~ a buried vein extending outward from both ends of the trench, suggesting a possible vein strike length in excess of 1,500 feet with at least 150 feet of vertical relief exposed. Additional soil sampling and dozer trenching are planned to further define drilling targets at the Pioneer prospect.

- **_Prospector East Prospect_**: Mineralization detected at this prospect is unusual for the Chandalar district because the prospect is characterized by high silver values relative to gold. It is located on north side of the property in low hills where few other veins have been found, probably because of thick soil cover. Two ~~grab~~ reconnaissance samples collected by the Company from the dump of an old caved tunnel assayed 23.8 oz Ag/t, 0.08 oz Au/t and 11.7 % Pb, and the other sample assayed 5.5 oz Ag/t, 0.09 oz Au/t and 2.2% Pb. The vein appears to be about 3 feet thick and is exposed in some old prospect pits over a strike length of 400 feet. Highly anomalous values in bismuth, silver and lead, along with the absence of zinc give this prospect a very distinct geochemical signature, which may be indicative of district scale metal zoning. Follow up t~~T~~renching and soil sampling are planned.

- **_Rock Glacier Prospect_**: A jumbled mass of ice bound soil, cobbles and boulders exceeding a million tons contains abundant rubble of vein quartz fragments that are ~~is~~ highly anomalous in gold. ~~Some of the quartz rubble ran up to 6.5 parts per million ("ppm") gold,~~ Assays of eleven rock chip reconnaissance samples taken by the Company that were collected randomly of numerous quartz cobbles and boulders average 2.71 ppm gold, and the average geochemical assay of three the soil samples taken by the Company of material binding the slide material ~~and stream sediments draining it contain up to one~~ is 0.48 ppm gold. The rock glacier originates in a large meadow about a thousand feet up a mountainside (Figure 4). Soil samples taken in this source area show strong gold anomalies indicating ~~a swarm of six or more~~ buried mineralized quartz veins. ~~Geochemical assays of the soil run between 180 and 450 ppb gold~~. An extensive soil sampling program is planned in this area, and geophysical techniques, such as ground magnetics and induced potential, may be useful to trace the veins below the thick cover.

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Soil Sample #	Au PPM	AS PPM
LINE 10		
1592	0.01	19
1593	0.18	237
1594	0.14	711
1595	0.14	596
1657	0.10	733
1658	0.07	353
1659	0.34	110
1660	0.22	80
1661	0.15	432
1601	0.10	589
1600	0.12	532
1599	0.09	322
1598	0.38	2,370
1597	0.45	2,210
1596	0.12	231

Soil Sample #	Au PPM	AS PPM
LINE 14		
1603	0.01	80
1604	0.08	645

FIGURE 4. Sample map with assays of the Rock Glacier prospect on the Chandalar property

Note: The soil sample spacing is 50'. Most of the sample material comes from the soils cores taken at a depth of 2.5' to 5'. The soil sample line appears to have four gold geochemical anomalies on it, possibly representing four sub-soil mineralized quartz veins.

- **_Uranus Prospect:_** A series of previously unreported and closely spaced gold-quartz veins was found high on a ridge opposite the Rock Glacier Prospect. Random chips of decomposed mineralized quartz are strewn in discrete streaks over the ground. An aggregate reconnaissance sample of this material taken by the Company assayed 1.47

oz Au/t. The mineralized zone is of unknown width as there is no exposed bedrock, making this prospect especially intriguing for further exploration.

- *__Big Tobin Prospect:__* Soil sampling has revealed an important set of mineralized shears in the Big Tobin area. They are important because they strike northeast in contrast to all other known mineralized structures, and they trend directly toward the Mikado gold deposit about 1,000 feet away. The projected structural intersection is a target that will merits additional follow-up work.

- *__Mikado Mine:__* Historic records in the Company's possession indicate that tThis mine has produced about 10,000 tons at an average grade of one ounce of gold per ton. Engineering records show that significant un-mined mineralized material remains in the portion of the mine that was previously developed but that is now caved in. The previously mined vein carried extraordinary grades in some places. Two reconnaissance rock samples collected by the Company picked- gathered from the mine dump in 2004 assayed 23.28 oz Au/t with 5.24 oz Ag/t and 1.57 oz Au/t with 0.83 oz Ag/t. The Company's consulting geologists have concluded that there are at least two shoots of strongly mineralized material which are open to extension at depth, and the Company intends to test these possible extensions by drilling.

The Company's mining claims cover all or major portions of three major drainages and lesser parts of a fourth drainage that radiate from the areas in which the gold-bearing quartz veins and associated shear zones are located. They include most of the areas where placer mining operations occurred in the past, as well as substantial portions of these drainages that have never been mined. The placer gold deposits in the Chandalar district are characterized by high-grade concentrations of native gold that occur in multiple horizons in second and third order streams in the vicinity of auriferous quartz lodes. Approximately 76,000 ounces of gold have been produced from four placer deposits at Chandalar, with recovery of some nuggets, the largest of which was up-to-10.6 ounces according to records in the Company's possession. The placer gold deposits were exploited by both open-cut and underground drift mining methods limited to frozen, unconsolidated gravels. Limited drilling by previous operators indicates that certain areas on the property, especially along Little Squaw and Big Squaw Creeks have potential for the discovery of significant quantities of placer gold deposits. Substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

Progress was made during 2004 in defining geological features helpful in planning future drilling campaigns. The discovery of hydrothermal alteration haloes that envelop locations of strong gold mineralization within the major shear zones may be significant. The Company is methodically building a considerable suite of substantive drilling targets on the Chandalar property. The drill targets include both high-grade underground deposits and targets for lower-grade deposits amenable to surface bulk methods, as well as for significant placer gold deposits. The Company does not currently have the funds to undertake such drilling programs, and there is no assurance any efforts by the Company to raise those funds will be successful.

ITEM 3. LEGAL PROCEEDINGS

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common stock of the Company is traded on the NASDAQ Over The Counter Bulletin Board under the symbol "LITS". The following table shows the high and low bid information for the Common stock for each quarter since January 1, 2003. The quote date was obtained through America Online from data provided by Standard & Poors. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

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Fiscal Year 2003	High Closing	Low Closing
First Quarter	.13	.06
Second Quarter	.15	.08
Third Quarter	.90	.12
Fourth Quarter	.75	.45
2004		
First Quarter	.75	.51
Second Quarter	.72	.37
Third Quarter	.47	.28
Fourth Quarter	.55	.35

Holders

As of February 1, 2005 there were 3,366 shareholders of record of the Company's common stock and approximately 858 additional shareholders whose shares are held through brokerage firms or other institutions.

Dividends

The Company has not paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

Equity Compensation Plans

During the fourth quarter of 2004, the Company issued 50,000 shares of the Company's common stock to each of its six independent members of the Board of Directors.

Securities authorized for issuance under equity compensation plan:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plan approved by shareholders	320,000	$ 0.23	580,000
Equity compensation plan not approved by shareholders	0	0	0

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

During 2004, the Company focused on advancing exploration of the Chandalar property. Pacific Rim Geological Consulting Inc. of Fairbanks, Alaska completed a comprehensive independent technical report on the Chandalar

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property. Pacific Rim reviewed all of Little Squaw's extensive data on the Chandalar property that the Company has built up over the years, which includes data from various operators dating back to the early 1900's. They concluded the gold mineralization is of the mesothermal type, and the property has multi-million ounce gold discovery potential. Pacific Rim recommended additional exploration, some of which was completed in two phases during the 2004 summer field season by an independent certified professional geologist under contract to the Company.

The summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. BlueMap Geomatics identified numerous pronounced linears that it interpreted to represent deep-seated faults. This work will be useful in defining targets for future exploration.

The objective of the 2004 exploration field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found, including six previously unknown gold-bearing quartz veins. During the 2004 summer field program the Company conducted a reconnaissance surface and underground sampling program of numerous gold-bearing veins on the property. It also conducted a soil geochemical sampling program using a deep sampling technique it has developed to identify gold anomalies that may reflect hidden gold-quartz veins. Two previously unknown prospects containing six gold-quartz veins were discovered as a result of the field work, bringing the total number of known gold-bearing quartz veins and vein swarms on the property to more than 30. The Company expects to find more mineralized structures as exploration progresses because more than 80% of the property is covered by soil and landslide debris.

Results of the summer field exploration program were reported in the Company's press release dated November 15, 2004, which was filed with the SEC as an attachment to a Form 8-K report dated November 18, 2004. In addition, Pacific Rim's Independent Technical Report dated May 1, 2004 and James C. Barker's December 20, 2004 report on the 2004 exploration program are both available on the Company's Web site at www.littlesquawgold.com.

~~Mr. Barker recommends additional exploration, which would include infrastructure repairs, geological field mapping, 600 rock and 4,000 soil samples, ground-based and aerial geophysical surveys, aerial topographic surveys, and 5,000 feet of reverse-air circulation drilling. He estimates the cost of the proposed exploration program to be about $1.5 million. The next phase of exploration will focus on the high-grade gold-quartz vein targets that have been identified to date and their associated low-grade aureoles. Sizeable placer deposits are known to occur on the property, but further exploration and evaluation of the placer deposits will be deferred to the future.~~

Plans

During the twelve month period ending December 31, 2005 the Company intends to complete the seasonal exploration program on the Chandalar property that has been recommended by the Company's geologic consultant, James C. Barker. Detailed technical descriptions of his field work and recommendations are contained in his December 20, 2004 report titled "Summary of Field Investigations 2004". This report is also available on the Company's website. Mr. Barker is an expert on the Chandalar property, and has consented to allow his name and work to be cited in this 10KSB report (Exhibit 32.3).

Mr. Barker is an independent consulting geologist and a Certified Professional Geologist by the American Institute of Professional Geologists. He is a licensed geologic consultant in Alaska with 35 years of experience in the mining business. He has been a statewide Vice President of the Alaska Miners Association and was the Supervisory Physical Scientist for the Fairbanks, Alaska United States Bureau of Mines for 16 years prior to forming his consulting business. He has authored or co-authored more than twenty technical publications, primarily dealing with the mineral resources of Alaska..

The Company intends to retain Mr. Barker to carry out the 2005 program that he has recommended, and, as well to hire other qualified independent geologic consultants to work with him in the execution of that program. Mr. Barker recommends further exploration of the property, which would include infrastructure repairs, geological field work,

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taking 600 rock and 4,000 soil samples, and doing ground-based and aerial geophysics surveys, aerial topographic surveys, and 5,000 feet of reverse air circulation drilling. Sizeable placer deposits are known to occur on the property, but further exploration and evaluation of the placer deposits will be deferred to the future.

The 2005 program would be conducted in two staged phases as follows:

- PHASE I will be geological investigations primarily to pin-point proposed drill sites throughout the district. This work will consist of various exploration activities, including the use of targeted soil sampling grids and ground and aerial geophysics. It will commence as soon as weather conditions permit and continue through the end of July.

- PHASE II will be a reverse circulation drill program of 5,000 ft or more, if weather conditions permit. It will commence on or about July 25 and extend through freeze-up, or about September 15.

The recommended 2005 program has sound geologic justifications. Scientific fluid inclusion studies on mineralized rocks from the Chandalar property have defined the mineralizing system to be of the mesothermal type of orogenic metamorphic origin, i.e. formed at great depths within the earth under relatively high temperatures and pressures. The mineralized structures of mesothermal systems characteristically have great vertical extent, in contrast to epithermal systems which are formed under much lower temperatures and pressures. The Chandalar mineralization is hosted in large quartz veins that occur sparingly within much larger fault zones that air photography analysis has shown have several miles of strike extent and cut the entire 3,000 ' of vertical topographic relief. These large faults are sub-parallel to each other, and there are at least six of them on the Chandalar property. Geologic mapping of the quartz veins has demonstrated that many of them are relatively large, with widths of one to 12 feet, and lengths of several hundred to more than a thousand feet. The Company's consulting geologists expect these quartz veins will be found to pinch and swell along the strike and depth of their hosting fault structures.

The geologic merit of the property is supported by numerous past discoveries of strong gold mineralization in outcropping quarts veins, in bulldozer trenches and in some old mine workings (see Figure 3). The old mine workings have a recorded production of about 10,000 ounces of gold at an average grade of more than one ounce of gold per ton. Also, the erosion of the of the surface exposures of the veins has liberated gold within them to their respective drainage basins were records show more than 75,000 ounces of placer gold have been mined. Gold mineralization has been demonstrated to be present by Mr. Barker's sampling in 2004 and the well recorded previous sampling of miners, technicians and earth scientists at over 30 sites on the 15 square mile Chandalar property. About 25 years ago, several diamond core drill holes were drilled to explore some of the quartz veins. A number of mineralized intercepts are recorded on old geologic drill cross sections. The Company recovered the old mineralized drill sample pulps from storage and re-assayed a few of them. The presence of gold values was verified in all those samples submitted for re-assay. Phase I geophysical and geochemical surveys are anticipated to better define the fault structures that host mineralized quartz veins. An assessment will then be made on where drilling is warranted to take place during phase II. Several site where old drill holes indicate the downward extensions of quartz vein mineralization are targeted for verification drilling. The wide-spread occurrences of gold mineralization in large, through-going structures, at least four of which have a mining history, justifies the work proposed in Phases I and II.

~~focusing on drilling and further exploring the high-grade gold-quartz vein targets that have been identified to date and their associated low-grade aureoles.~~
~~Exploration of the potentially significant placer deposits at Chandalar will be a secondary priority.~~
Mr. Barker's recommended 2005 exploration program for the Chandalar property is has budgeted cost of $1.4 million. The combined Phase I and Phase II budgets, which are not contingent on each other, is as shown in the following table.

Proposed 2005 Chandalar Exploration Program Budget

EXPENSE CATAGORY	$
Planning, Permitting, Hiring	43,000
Equipment Purchases, Leases, Rentals (ATVs, Tractors, Vehicles	166,000
Mobilization/Demobilization and interim charter Air Support	126,000

Contracted Geological and Technician Services	257,000
Contracted Camp Services	153,000
Contracted Aerial Geophysical Survey	150,000
Contracted Geological Studies	36,000
Contracted Drilling Services	115,000
Contracted Assaying Services	122,000
Site Fuel Consumption	35,000
Travel	30,000
Final Analyses and Report	30,000
Sub Total	1,263,000
Company Overhead (Management, Office support, Taxes & Insurance)	137,000
TOTAL	1,400,000

The Company does not have sufficient cash to conduct this 2005 recommended exploration plan at this time. The Company intends to raise and use equity capital for this exploration (see "Private Placement Offering" below). The Company is also in discussions with more senior mining companies regarding a possible joint venture on the Chandalar property. However, there can be no assurance that the Company will be successful in its plans to raise capital, enter into a joint venture on the Chandalar property, or complete the 2005 field exploration program on the Chandalar property. There is no assurance that should exploration proceed according to the recommended program, it will lead to the discovery and delineation of ore reserves that will conform to the criteria specified in SEC Industry Guide 7.

Private Placement Offering

On March 1, 2005 the Company entered into a Placement Agent Agreement, ("the Agreement") with a broker-dealer to act as a placement agent for the Company, with respect to the sale of 9,166,666 units of the Company's securities. The Company intends to offer to prospective investors an aggregate of two million seven hundred fifty thousand dollars (U.S. $2,750,000) of its shares of common stock and warrants as a unit at U.S. $0.30 per unit. The units will consist of one share of common stock of the Company and one warrant entitling the holder of the common stock to acquire one additional share of common stock of the Company at U.S. $0.45 per share for the period of one year from the date of issue of the common shares to the holder. The exercise price for the warrants will increase to U.S. $0.55 for the period of the second year from the date of issue and further increase to U.S. $0.75 for the period of the third year from the date of issue. The Company reserves the right to use the closing date for the offering or date of last sale as the "issue date" for the exercise periods for the warrants. The private placement will be offered on a best efforts basis for cash only, and the Company ultimately may not be successful in selling its securities. The securities that may be sold are subject to registration rights to the purchasing investors with liquidated damage penalties accruing to the Company in the event it is unable to effect a registration statement within a certain time period. Funds received from the private placement will be used to develop the Company's Alaska gold property and to establish a capital reserve.

The Company will receive net proceeds of $2,598,750 upon sale of all units being offered. The Company will use approximately $1.4 million to complete the seasonal exploration program above. The balance of the net proceeds will be used for additional offering costs, payment of current accounts payable, customary office and administrative expenses and establishment of a capital reserve. This reserve might be used in the next 12 months to acquire and explore additional gold properties.

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